                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-107730


PROSPECTUS

                            (SEQUA CORPORATION LOGO)

                               SEQUA CORPORATION

  OFFER TO EXCHANGE ITS SERIES B 8 7/8% SENIOR NOTES DUE 2008, WHICH HAVE BEEN
            REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
          FOR ANY AND ALL OF ITS SERIES A 8 7/8% SENIOR NOTES DUE 2008

                     Material Terms of the Exchange Offer:

- Expires 5:00 p.m., New York City time, on September 19, 2003, unless extended.

- Subject to customary conditions, which may be waived by us.

- All outstanding Series A 8 7/8% Senior Notes due 2008 that are validly tendered and not withdrawn will be exchanged.

- Tenders of the outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

- The exchange of the outstanding notes should not be a taxable exchange for U.S. federal income tax purposes.

- We will not receive any cash proceeds from the exchange offer.

- The terms of the notes to be issued in exchange for the outstanding notes are substantially identical to the outstanding notes, except that the exchange notes will be registered under the Securities Act and certain transfer restrictions, registration rights and liquidated damages relating to the outstanding notes will not apply to the exchange notes.

- Any outstanding notes not validly tendered will remain subject to existing transfer restrictions.

SEE "RISK FACTORS," BEGINNING ON PAGE 13, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS BEFORE TENDERING THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER.

WE DO NOT INTEND TO LIST THE EXCHANGE NOTES ON ANY NATIONAL STOCK EXCHANGE OR ON THE NASDAQ NATIONAL MARKET. THERE CAN BE NO ASSURANCE THAT AN ACTIVE MARKET FOR THE EXCHANGE NOTES WILL DEVELOP.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                THE DATE OF THIS PROSPECTUS IS AUGUST 13, 2003.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. These filings are available to the public over the Internet at the Commission's website at http://www.sec.gov. You may also read and copy any document we file at the Commission public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. You can also inspect these materials at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     This prospectus "incorporates by reference" certain reports, proxy statements and other information that we have filed with the Commission under the Securities Exchange Act of 1934. This means that we are disclosing important information to you by referring you to those documents. Information filed with the Commission after the date of this prospectus, and prior to the termination of the offering of the securities offered hereby, will automatically update and supersede the information included and the information incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the exchange offer is complete:

          (a) Our Current Reports on Form 8-K filed on February 26, 2003, May 5, 2003 and May 9, 2003;

          (b) Our Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 25, 2003;

          (c) Our Definitive Proxy Statement on Form 14A filed on March 31, 2003; and

          (d) Our Quarterly Report on Form 10-Q filed on May 15, 2003.

     On request, we will provide without charge a copy of any or all of the above documents incorporated by reference (other than exhibits to documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Make your written or oral requests to: DIANE BUNT, ESQ., SECRETARY, SEQUA CORPORATION, 200 PARK AVENUE, NEW YORK, NEW YORK 10166, TELEPHONE: (212) 986-5500. IN ORDER TO OBTAIN DELIVERY OF THESE DOCUMENTS, HOLDERS OF OUTSTANDING NOTES MUST REQUEST THIS INFORMATION NO LATER THAN SEPTEMBER 12, 2003 (FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE).

     You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                           FORWARD-LOOKING STATEMENTS

     We have made in this prospectus and in the reports and documents incorporated herein by reference, and may from time to time otherwise make in other public filings, press releases and discussions with our management, forward-looking statements within the meaning of Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Those statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

     These forward-looking statements are identified by their use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms, including references to assumptions. These statements reflect our current views with respect to future events and financial performance. We cannot assure you, however, that such plans, intentions or expectations will be achieved, and our actual results could differ materially from those projected because of various risks, uncertainties and other important factors. These risks, uncertainties and factors include, among others, statements relating to:

     - future earnings and other measurements of our financial performance;

     - the effect of economic downturns or growth in particular markets;

     - our future cash flow and uses of cash;

     - pension plan assumptions and future contributions;

     - restructuring costs and savings;

     - the outcome of contingencies;

     - future levels of indebtedness and capital spending; and

     - product developments and new business opportunities.

     All forward-looking statements attributable to us or any persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

     Our risks are more specifically described in "Risk Factors" and in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and in our Periodic Reports on Form 8-K, which are incorporated by reference in this prospectus. If one of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. We will not update these forward-looking statements, even if new information, future events or other circumstances have made them incorrect or misleading. Other factors besides those listed here could also adversely affect us.

                               PROSPECTUS SUMMARY

     The following summary highlights selected information from this prospectus and may not contain all the information that is important to you, or all the information that you should consider before exchanging the notes. This prospectus includes the basic terms of the exchange notes we are offering, as well as information regarding our business. You should read this entire prospectus carefully, including "Risk Factors" and our financial statements and the notes to those financial statements contained in our Annual Report on Form 10-K and Quarterly Report on Form 10-Q incorporated by reference into this prospectus.

                                  THE COMPANY

WHO WE ARE

     We are a diversified industrial company that produces a broad range of products through eight discrete operating units in five business segments:
Aerospace, Propulsion, Metal Coating, Specialty Chemicals and Other Products. We maintain leading market positions in a majority of our markets and believe we have achieved significant technological advantages with respect to many of our products and services. We also have achieved a significant degree of geographic diversity, and, in 2002, derived 47.1% of our revenue from outside the United States. We seek to improve our profitability and expand our market positions by developing new products and services and through our operational excellence programs. For the year ended December 31, 2002 and the three months ended March 31, 2003, we had sales of approximately $1.69 billion and $424.4 million, respectively, and operating income of $61.2 million and $7.8 million, respectively.

OUR BUSINESS SEGMENTS

  Aerospace

     Chromalloy Gas Turbine Corporation, the sole business in this segment, had sales for the year ended December 31, 2002 of $675.2 million, or 40.0% of our total sales. Chromalloy repairs and manufactures critical parts for military and commercial jet engines, and both heavy and light industrial gas turbine engines used for power generation. Additionally, Chromalloy overhauls jet engines and provides aftermarket services to the heavy industrial gas turbine aftermarket. Chromalloy's largest customers include the United States Air Force, Delta, Lufthansa, Air France, and other domestic and international airlines, Siemens Westinghouse Power Services, Solar Turbines and the original aircraft engine manufacturers -- General Electric, Pratt & Whitney and Rolls-Royce. The United States Air Force is the segment's largest customer, accounting for approximately 11% of this segment's sales for the year ended December 31, 2002. Chromalloy has entered into six major joint ventures, with the largest venture being a business with Siemens Westinghouse Power Group to repair and coat industrial gas turbine engine components.

  Propulsion

     Our Propulsion segment consists solely of Atlantic Research Corporation, or ARC, which, for the year ended December 31, 2002, had sales of $306.1 million, or 18.1% of our total sales. ARC is a leading developer and manufacturer of advanced rocket propulsion systems for tactical missiles, gas generators and auxiliary rocket motors, and engages in research and development relating to new rocket propellants. For the military contract market, ARC produces propulsion systems primarily for tactical weapons. ARC currently provides propulsion systems for several high profile projects, including the Army Extended Range Multiple Launch Rocket System, Army Tactical Rocket System, Javelin, Stinger, Tomahawk, Standard Missile and Trident. For space applications, ARC produces small liquid fuel rocket engines designed to provide attitude and orbit control for a number of satellite systems worldwide. On May 2, 2003, we announced that we had entered into an agreement to sell most of the assets and certain of the liabilities of ARC's rocket propulsion business, as well as 100% of the capital stock of ARC UK. ARC's automotive airbag inflator operation is not included in the sale. See "-- Recent Developments" for additional information.

Metal Coating

     Our Metal Coating segment consists solely of Precoat Metals, which, for the year ended December 31, 2002, had sales of $234.8 million, or 13.9% of our total sales. Precoat Metals is a leader in the application of protective and decorative coatings to continuous steel and aluminum coil. Precoat Metals' principal market is the building products industry, where coated steel is used for the construction of pre-engineered building systems, and as components in the industrial, commercial, agricultural and residential sectors. Precoat Metals also serves the container industry, where the unit has established a position in the application of coatings to steel and aluminum stock used to fabricate metal cans and can lids. In addition, Precoat Metals has established a presence in other product markets, including heating, ventilating and air conditioning units, truck trailer panels and office equipment.

  Specialty Chemicals

     Our Specialty Chemicals segment consists solely of Warwick International, which, for the year ended December 31, 2002, had sales of $160.8 million, or 9.5% of our total sales. Warwick is a leading producer and supplier of TAED, a bleach activator used primarily in laundry detergents. TAED is used in oxygen-based bleaching systems to increase the cleaning power of detergents at low wash temperatures. These bleaching systems are used in international markets, principally in Europe. In addition, Warwick produces TAED products for dishwasher detergents and for industrial uses, such as biocides, pulp and paper processing. Warwick also continues to expand its network of European chemical distributors that supply specialty products for use in plastics, resins, paints and cosmetics. Warwick's largest customers are Procter & Gamble, Henkel and Unilever.

  Other Products

     This segment consists of four ongoing businesses: MEGTEC Systems, Sequa Can Machinery, Casco Products and After Six. For the year ended December 31, 2002, this segment had sales of $311.6 million, or 18.5% of our total sales.

     - MEGTEC Systems. MEGTEC Systems is a leading producer of air flotation dryers for the graphic arts and other markets, and also produces emission control systems for industrial applications and auxiliary equipment for web offset printing.

     - Sequa Can Machinery. Sequa Can Machinery is a leading global supplier of equipment for the two-piece can industry, including high-speed equipment to coat, decorate and form the cup, body and end of two-piece food and beverage cans. With the largest installed base of equipment in the industry, Sequa Can also supplies upgrade kits and spare parts and maintains an extensive support service program. We believe equipment from Sequa Can, including cuppers, body makers, coaters and printers, is among the fastest in the industry. Sequa Can also supplies specialty systems for non-round and non-food/beverage containers.

     - Casco Products. Casco Products, which has been serving the automotive products market since 1921, is the world's leading supplier of automotive cigarette lighters and power outlets. Casco Products also offers a growing line of automotive accessories, led by a series of electronic devices to monitor automotive air quality and fluid levels. These electronic devices are used for measurement and control of certain gases and for monitoring engine oil and engine coolant.

     - After Six. After Six is a leading designer and manufacturer of men's formalwear, with products marketed under the After Six(R), Oscar de la Renta(R) and Raffinati(R) labels.

                             COMPETITIVE STRENGTHS

  Market Share Leader

     We maintain leading positions in a majority of our markets, which we believe results in meaningful competitive advantages and greater profitability. For example, Chromalloy and Precoat Metals are among the largest independent suppliers of their products and services; ARC is a leading developer and manufacturer of advanced rocket propulsion systems for tactical missiles; Sequa Can is the largest supplier of can forming and decorating equipment; Warwick is a leading supplier of TAED; MEGTEC Systems is a leading supplier of dryers and pasters to the graphic arts market; Casco Products is the leading supplier of automotive cigarette lighters and power outlets; and After Six is a leading domestic designer and manufacturer of men's formalwear. For the year ended December 31, 2002, sales to markets in which our units have leading positions contributed 62.6% of our total sales.

  Diversified Source of Revenues and Cash Flow

     Our operations span many different business segments, ranging from heavy industrial services and products to specialty chemicals and apparel. Our concentration in commercial aerospace is balanced by seven other operating units serving diverse end markets, which on a combined basis contributed 60.0% of our total sales for the year ended December 31, 2002. In addition, within our Aerospace segment, we have significant presence in the military aircraft engine and industrial gas turbine engine markets. We are also well diversified geographically, with international sales representing 47.1% of our total sales for the year ended December 31, 2002. This diversity enables us to mitigate the effects of a downturn in any specific business segment or geographic region and allows for more consistent performance in a variety of economic conditions.

  Technological Innovation

     We are firmly committed to research and development and, as a result, have developed proprietary technologies in our various business segments that provide competitive barriers against new market entrants. For example, in the past 18 months, Chromalloy has developed technology and manufacturing techniques which enable it to participate directly in jet engine and heavy industrial gas turbine engine new parts sales in direct competition with original equipment engine manufacturers, or OEMs. Chromalloy continues to develop patented and proprietary advanced coatings, laser cooling schemes and metallurgical processes which enable jet engines to operate more efficiently at high temperatures. Chromalloy's intellectual property portfolio continues to grow to cover most jet engine manufacturers including Rolls-Royce, Honeywell, General Electric and Pratt & Whitney. We own approximately 3,100 proprietary repair processes accepted by the major airlines worldwide. Our commitment to technology is also reflected in the adaptation of propulsion technology originally developed for missiles to commercial usage in vehicle airbag deployment. We also excel in advancing manufacturing technology. For example, we have developed can making equipment which we believe is the fastest in the industry, including cuppers that punch up to approximately 4,000 cups per minute, bodymakers that complete the forming of approximately 450 cans per minute and coaters and decorators that process more than approximately 2,000 cans per minute.

  Strong Aftermarket Presence

     Several of our businesses have a significant presence in the retrofit, repair and replacement markets. In addition, the safety and regulatory requirements of the commercial and military aerospace sectors generate regular repair activity. Chromalloy's two joint ventures with Rolls-Royce place the company in the OEM and aftermarket parts business for the advanced Rolls-Royce Trent jet engines which power the Boeing 777 aircraft. Chromalloy's largest joint venture, with Siemens Westinghouse Power Group, enables it to participate in both the manufacturing of new parts and the provision of aftermarket services for Siemens Westinghouse heavy industrial gas turbine engine models. Chromalloy's joint venture with several of the world's largest airlines allows it to design, manufacture and sell new aircraft engine parts directly to the airlines. Furthermore, Chromalloy's role in the privatization of the former Kelly Air Force Base, in San Antonio, Texas provided Chromalloy a long-term contract to repair all major engine components on the Air Force's

660 engine fleet of TF39 engines which power the C-5 transport plane. In addition, our Sequa Can and MEGTEC Systems units benefit from a large base of installed equipment that generates a significant and consistent demand for related replacement parts, efficiency-enhancing upgrade kits and repair services. Casco Products produces cigarette lighters for the automotive aftermarket. For the year ended December 31, 2002, aftermarket sales at these four units accounted for approximately 33.2% of our total sales.

  Well-Developed Acquisition and Divestiture Program

     We routinely assess the market position and profitability of our various operations and have made acquisitions and divestitures to strengthen or exit certain businesses based on these assessments. In evaluating transactions, we seek to capitalize on the strengths of our existing businesses while taking a disciplined approach to valuation. For additional information, see "-- Recent Developments."

  Experienced Management Team

     Our senior operating management team has been in place for more than a decade and has developed a strong infrastructure of managers, personnel and systems to ensure continued stability of management and future growth.

                               BUSINESS STRATEGY

     Our strategy is to maintain the leading positions of our existing businesses through the introduction of new and innovative products and the development of new applications for our existing products. As part of this strategy, we intend to continue our commitment to technological leadership through disciplined research and development expenditures. In addition, we seek to enhance the performance and flexibility of our operations through our operational excellence programs, which combine the principles of Six Sigma, lean manufacturing and related initiatives. Furthermore, we may acquire complementary businesses where we identify opportunities to increase operating efficiencies and market share.

                              RECENT DEVELOPMENTS

     Pursuant to a Purchase Agreement dated May 2, 2003, Aerojet-General Corporation, a wholly owned subsidiary of GenCorp Inc., will acquire most of the assets and certain liabilities of ARC's rocket propulsion business, as well as 100% of the capital stock of one of our indirectly-owned subsidiaries, ARC UK Limited, or ARC UK, a United Kingdom company. The purchase price is $133.0 million in cash, subject to certain adjustments, and the assumption of certain liabilities, as set forth in the Purchase Agreement. ARC's automotive airbag inflator operation is not included in the sale. The following is a summary of the financial information of ARC's rocket propulsion business:

                                                                      THREE MONTHS ENDED
                                                        YEAR ENDED         MARCH 31,
                                                       DECEMBER 31,   -------------------
                                                           2002         2002       2003
                                                       ------------   --------   --------
                                                             (DOLLARS IN THOUSANDS)
Sales................................................    $143,512     $30,804    $26,951
Operating income.....................................      12,510       1,451        821

     In 2002, annual sales and operating income of the rocket propulsion business included a technology transfer license payment of $4.0 million.

     The transaction is subject to, among other things, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, a financing condition and customary closing conditions. The transaction is expected to close as soon as practicable after the last of the conditions to closing have been satisfied or waived.

                             ---------------------

     Sequa Corporation is a corporation organized under the laws of the State of Delaware in 1929. Our principal executive offices are located at 200 Park Avenue, New York, New York 10166, and our telephone number is (212) 986-5500. Our internet address is www.sequa.com. Information on our website does not constitute part of this prospectus.

                 SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

     The following table presents summary consolidated statement of operations from continuing operations and balance sheet data of our company for the periods and the dates indicated. The summary statement of operations from continuing operations for each of the years ended December 31, 2000 and 2001 presented below were derived from our consolidated financial statements and the related notes, which were audited by Arthur Andersen LLP, independent public accountants. The summary statement of operations from continuing operations for the year ended December 31, 2002 presented below was derived from our consolidated financial statements and the related notes, which were audited by Ernst & Young LLP, independent auditors. The summary statement of operations from continuing operations for the three months ended March 31, 2002 and 2003 and the balance sheet data as of March 31, 2003 presented below were derived from our unaudited consolidated financial statements and the related notes, which, in the opinion of our management, include all adjustments necessary for a fair presentation in accordance with accounting principles generally accepted in the United States. You should read this information along with "Selected Consolidated Financial Data" included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the related notes incorporated by reference in this prospectus.

                                                                             THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,               MARCH 31,
                                      ------------------------------------   -------------------
                                         2000         2001         2002        2002       2003
                                      ----------   ----------   ----------   --------   --------
                                                        (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Sales.............................  $1,773,138   $1,755,775   $1,688,498   $396,912   $424,443
  Cost of sales(1)(2)(3)............   1,423,342    1,478,884    1,395,220    335,663    357,679
  Selling, general and
     administrative(1)(4)(5)........     246,608      250,953      232,050     53,969     59,006
                                      ----------   ----------   ----------   --------   --------
  Operating income..................     103,188       25,938       61,228      7,280      7,758
  Interest expense..................     (56,396)     (63,274)     (63,651)   (15,954)   (15,843)
  Interest income...................       5,074        5,198        3,510        879        779
  Equity in income (loss) of
     unconsolidated joint
     ventures.......................      (1,951)        (695)         (77)      (590)     4,548
  Other, net(6).....................      (7,868)      (2,818)       4,072      1,102     (2,779)
                                      ----------   ----------   ----------   --------   --------
  Income (loss) from continuing
     operations before income
     taxes..........................      42,047      (35,651)       5,082     (7,283)    (5,537)
  Income tax benefit
     (provision)(7).................     (18,000)       7,700        4,100      4,200      2,400
  Tax settlement(8).................          --       36,000           --         --         --
                                      ----------   ----------   ----------   --------   --------
  Income (loss) from continuing
     operations.....................  $   24,047   $    8,049   $    9,182   $ (3,083)  $ (3,137)
                                      ==========   ==========   ==========   ========   ========

                                                                  AS OF MARCH 31, 2003
                                                              ----------------------------
                                                                ACTUAL     AS ADJUSTED(9)
                                                              ----------   ---------------
                                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $  113,181     $  213,894
  Working capital, excluding cash and cash equivalents......     368,136        368,136
  Total assets..............................................   1,786,926      1,889,426
  Total debt, including current maturities..................     706,510        809,010
  Shareholders' equity......................................     500,064        500,064

---------------

 (1) Includes a provision for restructuring charges for the following periods:

                                                                          THREE MONTHS
                                                      YEAR ENDED             ENDED
                                                     DECEMBER 31,          MARCH 31,
                                                 ---------------------    ------------
                                                 2000    2001     2002    2002    2003
                                                 ----    -----    ----    ----    ----
                                                         (DOLLARS IN MILLIONS)
Cost of sales.................................   $1.3    $ 9.6    $0.7    $ --    $2.3
Selling, general and administrative...........    1.9      8.6     3.5     1.3     0.7
                                                 ----    -----    ----    ----    ----
                                                 $3.2    $18.2    $4.2    $1.3    $3.0
                                                 ====    =====    ====    ====    ====

 (2) Includes a provision for asset impairment charges, related to restructuring provisions charged to cost of sales for the following periods:

                         THREE MONTHS
       YEAR ENDED            ENDED
      DECEMBER 31,         MARCH 31,
   -------------------   -------------
   2000    2001   2002   2002     2003
   ----    ----   ----   -----    ----
          (DOLLARS IN MILLIONS)
   $--..   $4.2   $0.3   $ --     $0.3
   =====   ====   ====   =====    ====

 (3) Includes a $13.3 million provision in 2001 for environmental expenses to raise accruals for remediation costs primarily associated with two propellant manufacturing facilities.

 (4) Includes amortization of goodwill of $12.8 million in 2000 and $13.1 million in 2001.

 (5) Includes a charge of $3.0 million in 2000 related to the settlement with a major customer.

 (6) Includes income in 2001 of $4.6 million related to the demutualization of an issuer of corporate-owned life insurance policies and pension annuities and income in 2002 of $2.8 million related to insurance litigation settlements concerning certain product liability claims related to the closed operations of a predecessor company.

 (7) Includes income from the reversal of $2.3 million and $2.4 million of reserves for income taxes no longer required due to the completion of foreign tax audits in 2000 and 2002, respectively, and $4.1 million in 2002 of tax benefits related to an increase in domestic net operating loss carryforwards due to the resolution of issues and the related completion of an Internal Revenue Service audit.

 (8) Reduction in the income tax provision related to a settlement agreement with the Internal Revenue Service which resulted in the reversal of reserves no longer required.

(9) As adjusted to give effect to the offering of outstanding notes in June 2003 and the application of the net proceeds therefrom. Includes original issue premium of $2.5 million.

            SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA

     This summary unaudited pro forma consolidated financial information gives effect to the sale of certain assets and liabilities of the ARC rocket propulsion business as if the disposition had occurred, for balance sheet purposes, on March 31, 2003 and, for income statement purposes, on January 1 of each period presented. The summary pro forma consolidated balance sheet data at March 31, 2003 includes a $5.7 million after-tax gain on the sale of ARC's rocket propulsion business. This pro forma adjustment has not been made to the summary pro forma statement of operations data as it will not have a continuing impact on our results of operations. For additional information, see "-- Recent Developments."

     The pro forma adjustments are based on presently available information. The pro forma gain on the sale of ARC's rocket propulsion business is based on the net book value at March 31, 2003 of the net assets sold and a preliminary purchase price which is subject to final cash settlement adjustments. Accordingly, our actual recording of the disposition may differ from the pro forma financial information. The unaudited pro forma financial information is not necessarily indicative of the results that would have been reported had the disposition actually occurred on the dates specified, nor is it indicative of the results that may be obtained in the future. See "Unaudited Consolidated Pro Forma Financial Data."

                                                                             THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,               MARCH 31,
                                      ------------------------------------   -------------------
                                         2000         2001         2002        2002       2003
                                      ----------   ----------   ----------   --------   --------
                                                        (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Sales.............................  $1,637,087   $1,619,521   $1,544,986   $366,108   $397,492
  Cost of sales.....................   1,311,615    1,353,627    1,279,570    309,677    335,354
  Selling, general and
     administrative.................     229,337      232,438      216,698     50,602     55,201
                                      ----------   ----------   ----------   --------   --------
  Operating income..................      96,135       33,456       48,718      5,829      6,937
  Interest expense..................     (56,229)     (63,001)     (63,449)   (15,905)   (15,796)
  Interest income...................       4,933        5,081        3,365        850        738
  Equity in income (loss) of
     unconsolidated joint
     ventures.......................      (1,951)        (695)         (77)      (590)     4,548
  Other, net........................         527        1,556        5,011      1,734     (2,150)
                                      ----------   ----------   ----------   --------   --------
  Income (loss) from continuing
     operations before income
     taxes..........................      43,415      (23,603)      (6,432)    (8,082)    (5,723)
  Income tax benefit (provision)....     (16,619)       4,702        9,739      4,539      2,487
  Tax settlement....................          --       36,000           --         --         --
                                      ----------   ----------   ----------   --------   --------
  Income (loss) from continuing
     operations.....................  $   26,796   $   17,099   $    3,307   $ (3,543)  $ (3,236)
                                      ==========   ==========   ==========   ========   ========

                                                                  AS OF
                                                                MARCH 31,
                                                                  2003
                                                               -----------
                                                               (DOLLARS IN
                                                               THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................   $  148,550
  Working capital, excluding cash and cash equivalents......      427,491
  Total assets..............................................    1,759,718
  Total debt, including current maturities..................      700,210
  Shareholders' equity......................................      506,182

                         SUMMARY OF THE EXCHANGE OFFER

     On June 5, 2003, we completed the private offering of $100,000,000 aggregate principal amount of 8 7/8% Senior Notes due 2008. The outstanding notes are part of a single series of 8 7/8% Senior Notes due 2008, $200,000,000 of which were issued on April 2, 2001 and were registered under the Securities Act on July 12, 2001. The series is limited to an aggregate principal amount of $350,000,000. As part of the offering, we entered into a registration rights agreement with the initial purchaser of the outstanding notes in which we agreed, among other things, to complete the exchange offer for the outstanding notes.

The Exchange Offer............   We are offering to exchange $1,000 principal
                                 amount of our Series B 8 7/8% Senior Notes due
                                 2008, which have been registered under the Securities Act and we refer to as the exchange notes, for $1,000 principal amount of our outstanding Series A 8 7/8% Senior Notes due
                                 2008, which were issued in a private offering on June 5, 2003 and we refer to as the outstanding notes. We refer to the outstanding notes and the exchange notes collectively as the notes. As of the date of this prospectus, there is $100,000,000 in principal amount at maturity of outstanding notes. We will issue exchange notes promptly after the expiration of the exchange offer.

Registration Rights...........   You are entitled to exchange your outstanding
                                 notes for freely tradeable exchange notes with substantially identical terms. The exchange offer is intended to satisfy your exchange rights. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes. Accordingly, if you do not exchange your outstanding notes, you will not be able to reoffer, resell or otherwise dispose of your outstanding notes unless you comply with the registration and prospectus delivery requirements of the Securities Act, or there is an exemption available.

Resales.......................   We believe that the exchange notes issued in
                                 the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

                                 - you are acquiring the exchange notes in the
                                   ordinary course of your business;

                                 - you are not participating, do not intend to
                                   participate and have no arrangement or
                                   understanding with any person to participate, in a distribution of the exchange notes; and

                                 - you are not an "affiliate" of ours.

                                 If you do not meet the above criteria, you will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any reoffer, resale or other disposition of your exchange notes.

                                 Each broker or dealer that receives exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities must acknowledge that it will deliver this prospectus in connection with any sale of exchange notes.

Expiration Date...............   5:00 p.m., New York City time, on September 19,
                                 2003, unless we extend the expiration date.

Conditions to the Exchange
Offer.........................   The exchange offer is subject to customary
                                 conditions, which may be waived by us. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered. See "The Exchange
                                 Offer -- Conditions to the Exchange Offer."

Procedures for Tendering
Outstanding Notes.............   If you wish to tender outstanding notes, you
                                 must complete, sign and date the letter of transmittal, or a facsimile of it, in accordance with its instructions and transmit the letter of transmittal, together with your notes to be exchanged and any other required documentation, to The Bank of New York, who is the exchange agent, at the address set forth in the letter of transmittal to arrive by 5:00 p.m., New York City time, on the expiration date. By executing the letter of transmittal, you will represent to us that:

                                 - you are acquiring the exchange notes in the
                                   ordinary course of your business,

                                 - that you are not participating, do not intend
                                   to participate and have no arrangement or understanding with any person to participate, in the distribution of exchange notes, and

                                 - that you are not an "affiliate" of ours.

                                 See "The Exchange Offer -- Procedures for
                                 Tendering Outstanding Notes."

Special Procedures for
Beneficial Holders............   If you are the beneficial holder of outstanding
                                 notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should contact the person in whose name your outstanding notes are registered promptly and instruct such person to tender on your behalf. See "The Exchange
                                 Offer -- Procedures for Tendering Outstanding
                                 Notes."

Guaranteed Delivery
Procedures....................   If you wish to tender your outstanding notes
                                 and you cannot deliver such notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may tender your outstanding notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed
                                 Delivery Procedures."

Withdrawal Rights.............   Tenders may be withdrawn at any time before
                                 5:00 p.m., New York City time, on the
                                 expiration date.

Acceptance of Outstanding
Notes and Delivery of Exchange
Notes.........................   Subject to certain conditions, we will accept
                                 for exchange any and all outstanding notes which are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date. The exchange notes will be delivered promptly after the expiration date.
                                 See "The Exchange Offer -- Terms of the
                                 Exchange Offer."

Certain Federal Income Tax
Considerations................   The exchange of outstanding notes for exchange
                                 notes should not be a taxable event for federal income tax purposes. You should not recognize any taxable gain or loss as a result of exchanging outstanding notes for exchange notes, and you should have the same tax basis and holding period in the exchange notes as you had in the outstanding notes immediately before the exchange. See "Certain Federal Income Tax
                                 Considerations."

Use of Proceeds...............   We will not receive any proceeds from the
                                 issuance of the exchange notes.

Exchange Agent................   The Bank of New York is serving as exchange
                                 agent in connection with the exchange offer.
                                 The address, telephone number and facsimile number of the exchange agent are set forth in "The Exchange Offer -- Exchange Agent."

     Please review the information in the section "The Exchange Offer" for more detailed information concerning the exchange offer.

                         SUMMARY OF THE EXCHANGE NOTES

     The summary below describes the principal terms of the exchange notes. The form and terms of the exchange notes are substantially identical to the form and term of the outstanding notes, except that we will register the exchange notes under the Securities Act, and therefore, the exchange notes will not bear legends restricting their transfer. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Exchange Notes" section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer........................   Sequa Corporation.

Notes Offered.................   $100,000,000 in aggregate principal amount of
                                 8 7/8% Senior Notes due 2008. The exchange notes will be part of a single series of 8 7/8%
                                 Senior Notes due 2008, $200,000,000 of which were issued on April 2, 2001 and were registered under the Securities Act on July 12, 2001. The series is limited to an aggregate principal amount of $350,000,000.

Maturity Date.................   The exchange notes will mature on April 1,
                                 2008.

Interest......................   We will pay interest on the exchange notes at
                                 an annual rate of 8 7/8%. We will pay the interest due on the exchange notes every six months, on April 1 and October 1. We will make the first payment on October 1, 2003.

Ranking.......................   The exchange notes will be our unsecured senior
                                 debt and:

                                 - the exchange notes will rank equally with all
                                   of our other unsecured and unsubordinated debt;

                                 - the exchange notes will rank ahead of all of
                                   our existing and future debt that expressly provides that it is subordinated to the exchange notes; and

                                 - the exchange notes will be effectively
                                   subordinated to the claims of creditors of our subsidiaries with respect to the assets of our subsidiaries.

                                 As of March 31, 2003, after giving effect to the offering of the outstanding notes in June 2003, and the application of the net proceeds therefrom, we would have had:

                                 - $809.0 million of outstanding debt ranking
                                   equally with the exchange notes (including
                                   $200.0 million of exchange notes issued on April 2, 2001 that were registered under the Securities Act on July 12, 2001 and $100.0 million of outstanding notes issued on June 5, 2003); and

                                 - $484.8 million of outstanding liabilities
                                   (primarily trade payables, accrued expenses and taxes payable) of our subsidiaries effectively ranking ahead of the exchange notes.

Optional Redemption...........   We may redeem some or all of the exchange notes
                                 at any time at a redemption price equal to the greater of:

                                 - 100% of the principal amount of the exchange
                                   notes to be redeemed; and

                                 - the sum of the Remaining Scheduled Payments
                                   discounted to the date of redemption, on a semiannual basis, at the Treasury Rate plus 50 basis points;

                                 plus, in either case, accrued and unpaid interest to the date of redemption.

                                 Please refer to "Description of Exchange
                                 Notes -- Certain Definitions" for the
                                 definitions of "Remaining Scheduled Payments" and "Treasury Rate."

Certain Covenants.............   We will issue the exchange notes under an
                                 indenture dated as of July 29, 1999 between us and The Bank of New York (as successor to
                                 Harris Trust Company of New York), as trustee.
                                 The indenture, among other things, restricts our ability to:

                                 - borrow money that is secured by our assets;

                                 - enter into a transaction where we sell an
                                   asset and lease it back; and

                                 - sell assets and consolidate with and merger
                                   into other companies.

Change of Control.............   In the event of a Change of Control, we may be
                                 required to commence, within 30 days after the date on which the Change of Control occurred, an offer to all holders to purchase all outstanding exchange notes, at a purchase price equal to 101% of the aggregate principal amount of the exchange notes plus accrued and unpaid interest to the Change of Control Payment Date.
                                 Please refer to "Description of Exchange
                                 Notes -- Change of Control" for the definition of "Change of Control Payment Date" and
                                 "Description of Exchange Notes -- Certain
                                 Definitions" for the definition of "Change of Control" as well as the terms of the Change of Control Offer.

Absence of Public Market for
the Exchange Notes............   We do not intend to list the exchange notes on
                                 any national stock exchange or on the Nasdaq
                                 National Market. There can be no assurance that an active market for the exchange notes will develop.

                                  RISK FACTORS

     You should carefully consider each of the risks described below, together with all of the other information contained or incorporated by reference in this prospectus, before deciding to exchange your outstanding notes for exchange notes.

RISK RELATED TO OUR BUSINESS

OUR SIGNIFICANT LEVEL OF INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE EXCHANGE NOTES.

     We now have, and will continue to have after this offering, a significant amount of indebtedness. Our level of indebtedness could adversely affect our ability to:

     - satisfy our obligations with respect to the exchange notes;

     - service our other debt obligations;

     - obtain additional financing for acquisitions, working capital, capital expenditures or other general corporate purposes in the future; and

     - use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service our debt.

     If our available cash is no longer sufficient to fund our expenditures and debt service obligations, including with respect to the exchange notes, we may need to raise additional funds by:

     - selling equity securities;

     - refinancing all or a part of our indebtedness; or

     - selling some of our assets.

     We cannot assure you that any of these alternate sources of funds will be available in amounts sufficient for us to meet our obligations. Moreover, even if we could meet our obligations, our leveraged capital structure could limit our ability to:

     - finance capital expenditures;

     - compete effectively with other companies which are not as highly leveraged;

     - expand our business;

     - react to changing market conditions and changes in our industry segments; or

     - operate successfully under adverse economic conditions.

     The table below indicates some of our financial statistics as of March 31, 2003, after giving effect to the offering of the outstanding notes in June 2003, and the application of the net proceeds therefrom:

Total debt, including current maturities....................  $809.0 million
Total shareholders' equity..................................  $500.1 million
Debt to equity ratio........................................           1.62x

WE MAY BORROW ADDITIONAL FUNDS, THE REPAYMENT OF WHICH MAY INCREASE THE RISKS THAT WE ALREADY FACE.

     The indenture governing the exchange notes and the agreements governing our other indebtedness may permit us and our subsidiaries to incur additional indebtedness, including secured indebtedness. If new indebtedness is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could increase. Furthermore, to the extent that any new indebtedness is secured by our assets or those of our subsidiaries, those secured assets would be available to the secured creditors before they are available to holders of the exchange notes.

IF WE FAIL TO COMPLY WITH RESTRICTIONS FOUND IN AGREEMENTS GOVERNING OUR FUTURE INDEBTEDNESS, IF ANY, THEN WE MAY BE FORCED TO REPAY OUR FUTURE INDEBTEDNESS, IF ANY, ON AN ACCELERATED BASIS.

     Agreements governing our future indebtedness may impose restrictions on our operations and activities and require us to comply with financial covenants, including the maintenance of financial ratios. Currently, we are in compliance with these restrictive covenants and financial ratios. However, if we fail to comply with any of these restrictions or covenants, an event of default may arise under the applicable instrument. The event of default would permit acceleration of the indebtedness under the applicable instrument. Moreover, this could result in acceleration of indebtedness under other instruments that contain cross-acceleration or cross-default provisions. If our other indebtedness is accelerated, we may not have sufficient cash to service the debt securities or to conduct our business operations as usual.

WE MAY BE UNABLE TO REPAY THE EXCHANGE NOTES IF WE DO NOT RECEIVE DISTRIBUTIONS OR BORROWINGS FROM OUR SUBSIDIARIES. MOREOVER, THE EXCHANGE NOTES ARE JUNIOR TO ALL OUR SUBSIDIARIES' EXISTING INDEBTEDNESS AND POSSIBLY TO ALL OF THEIR FUTURE BORROWINGS.

     Our ability to meet our financial obligations, including our obligation to pay interest and principal on the exchange notes, will largely depend upon distributions and/or borrowings from our subsidiaries, which conduct our more significant operations. We may not receive dividends or other loans and advances from our subsidiaries as a result of statutory or contractual restrictions that may include requirements to maintain minimum levels of working capital and other assets.

     The exchange notes will effectively be junior in right of payment to all liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following the payment of these liabilities, such subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. As of March 31, 2003, our subsidiaries had $484.8 million of outstanding liabilities (primarily trade payables, accrued expenses and taxes payable). The indenture governing the exchange notes permits our subsidiaries to incur additional indebtedness.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN ANY OR ALL OF THE INDUSTRY SEGMENTS IN WHICH WE OPERATE.

     We encounter substantial competition in each of our product areas, and this competition could harm our financial condition and results of operations. If we are unable to respond successfully to changing competitive conditions, the demand for our products could be adversely affected. We believe that the principal competitive factors in each of our segments are product quality and conformity to customer specifications, design and engineering capabilities, product development, timeliness of delivery and price. Our competitors may develop products that are superior to our products or may adapt more quickly than we do to new technologies or evolving customer requirements. In addition, some of our competitors have greater financial and other resources than we possess.

OUR LARGEST OPERATING UNIT PREDOMINANTLY SELLS TO THE COMMERCIAL AVIATION SECTOR, WHICH HAS EXPERIENCED SIGNIFICANT DIFFICULTIES SINCE THE TERRORIST ATTACKS OF SEPTEMBER 11, 2001 COMPOUNDED BY THE GENERAL ECONOMIC SLOWDOWN, THE RECENT MILITARY CONFLICT IN IRAQ AND SEVERE ACUTE RESPIRATORY SYNDROME, OR SARS. IF OUR SALES TO THE COMMERCIAL AVIATION SECTOR CONTINUE TO DECLINE, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE MATERIALLY ADVERSELY AFFECTED.

     Our largest operation, Chromalloy Gas Turbine Corporation, which had sales of $675.2 million and operating income of $45.3 million during the year ended December 31, 2002 and sales of $172.6 million and operating income of $3.9 million during the three months ended March 31, 2003, has experienced significant difficulties in its operating environment since the terrorist attacks of September 11, 2001, which had a severe, immediate and extended impact on the airline industry compounded by a general economic slowdown. The downturn in air travel has had a significant impact on both Chromalloy's repair and original equipment component manufacturing operations, which derived approximately 80% of their sales from the commercial aviation market during the three months ended March 31, 2003. The large repair business is directly related to the number of hours jet engines are flown and the original equipment component manufacturing business is related to the number of new jet engines placed in service. The economic impact on Chromalloy has been partially offset by cost cutting measures. In light of the continuing difficulties and intense pricing pressures in the commercial airline market, an improvement over the 2002 annual operating income level is not expected in 2003. Furthermore, a prolonged decline in the level of air travel will continue to have an adverse impact on the operations of Chromalloy and on its joint ventures ($15.6 million investment at March 31, 2003) that serve the airline industry.

     At March 31, 2003, trade receivables due from major commercial airlines totaled approximately $37 million. The poor business conditions in the airline industry and the possibility of bankruptcy filings by other carriers who are customers of Chromalloy could adversely affect the ability of Chromalloy to realize some of these receivables. United Airlines, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in December 2002, accounted for $6.3 million, or 4%, of Chromalloy's sales during the three months ended March 31, 2003 (4% of sales during the year ended December 31, 2002). The pre-petition net trade accounts receivable balance is nominal. The impact of the United Airlines and Air Canada filings on Chromalloy's operations is uncertain at this time. In addition, in March 2003, Standard & Poor's Ratings Services placed its ratings of 12 airlines on "CreditWatch with negative implications." Standard & Poor's cited the looming war with Iraq and its estimation that already weak airlines will incur substantial losses and cash outflow, due to declines in air travel. While the duration of the war was short, the outbreak of SARS has resulted in certain airlines reducing service to regions impacted by the disease. The long-term impact of the war and SARS on air travel is uncertain at this time.

     Chromalloy competes for turbine engine repair business with a number of other companies, including original equipment manufacturers. Original equipment manufacturers generally have obligations (contractual and otherwise) to approve vendors to perform repair services on their engines and components. Chromalloy has a number of such approvals, including licensing agreements, which allow it to repair certain components of flight engines. The loss of a major original equipment manufacturer's approval to repair components for its engines could have an adverse effect on Chromalloy, although management believes it has certain actions available to it to mitigate this effect.

     Furthermore, the terrorist attacks of September 11, 2001 adversely impacted the United States and world economies and a wide range of industries, with special challenges created for the airline industry and its related vendors and suppliers. These terrorist attacks, the conflict in Afghanistan, SARS and the recent military conflict in Iraq have resulted in the airline industry:

     - reducing the number of flights;

     - reducing the number of aircraft flying commercially; and

     - harvesting parts from idle aircraft rather than repairing and/or replacing such parts.

     These circumstances have, in turn, led to a significant decline in this business. While management believes there are indications that the airline industry will experience renewed demand in the latter part of 2003, no assurances can be given that this will occur.

OUR GOVERNMENT CONTRACTS ENTAIL RISKS.

     Two of our principal businesses, Atlantic Research Corporation's, which we refer to as ARC, propulsion business and Chromalloy Gas Turbine, receive revenue on account of military contracts. Over its lifetime, a defense or other government contract program may be implemented by the award of many different contracts and subcontracts. The funding of government programs is subject to Congressional appropriation. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may be expected to continue for several years. Consequently, programs are often only partially funded and additional funds are committed only as Congress makes further appropriations. The government's termination of, or failure to fully fund, one or more of the contracts for our programs could have a material adverse effect on our financial position and results of operations in these businesses.

     The reduction in the U.S. defense budget that began in the early 1990s caused most defense-related government contractors to experience decreased sales, reduced operating margins and, in some cases, net losses. A significant decline in U.S. military expenditures in the future could have a material adverse effect on our financial position and results of operations. The loss or significant reduction in government funding of a large program in which we participate could also materially adversely affect our financial position and results of operations.

     Government contracts may contain termination provisions unfavorable to us and are often subject to audit and modification by the government at its sole discretion. As a company engaged in supplying defense-related equipment and services to the U.S. government, we are subject to certain significant business risks. These risks include the ability of the U.S. government to unilaterally:

     - suspend or permanently prevent us from receiving new contracts or extending existing contacts based on violations or suspected violations of procurement laws or regulations;

     - terminate existing contracts without a finding of fault;

     - reduce the value of existing contracts;

     - audit and object to our contract-related costs and fees, including allocated indirect costs; and

     - change certain terms and conditions in contracts.

     The U.S. government can terminate some of its contracts with us either for its convenience or if we default by failing to perform. Termination for convenience provisions generally enable us to recover only our costs incurred or committed, and settlement expenses and profit on the work completed prior to termination. Termination for default provisions do not permit these recoveries and make us liable for excess costs incurred by the U.S. government in procuring undelivered items from other sources.

THE SALE OF OUR ARC PROPULSION BUSINESS SUBJECTS US TO RISKS.

     On May 2, 2003, we agreed to sell most of the assets and certain of the liabilities of ARC's rocket propulsion business, as well as 100% of the capital stock of ARC UK Limited, one of our indirectly-owned subsidiaries. This sale subjects us to certain risks including the risk that we will have to perform on account of the liabilities we will retain as part of the planned sale while not retaining the cash flow from the assets being sold. To the extent we are forced to perform on account of these retained liabilities, and do not have the cash flow from the business to be disposed of, we may have to use cash flow from our other businesses, which may impair our ability to perform our obligations in a timely manner, including those obligations arising under the exchange notes.

WE ARE SUBJECT TO GENERAL ECONOMIC AND MARKET RISKS IN THE UNITED STATES AND ABROAD.

     Our operations may be adversely affected by general economic conditions and by changes in the economic conditions of the industries in which we operate. Many of the products we carry experience cyclical demand. Our results of operations can be expected to reflect this cyclicality. Our revenues may be affected by prevailing economic conditions and, if the economic slowdown continues or recession occurs in our key markets, the volume of our sales will likely be reduced. Significant reductions in our volume of sales could have a material adverse effect on our business, financial condition, and results of operations.

     In addition, a significant portion of our operations is located outside of the United States. As a result, our international operations are subject to risks common to foreign operations, such as general economic and market conditions in the countries in which we operate, changes in governmental regulations, political instability and import restrictions.

IF WE FAIL TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS, WE MAY INCUR COSTS THAT HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

     We are subject to federal, state and local environmental laws and regulations. We cannot assure you that compliance with environmental laws or remedial obligations thereunder will not have a material adverse effect on our results of operations or financial condition in the future. Moreover, we cannot predict future changes to environmental laws and regulations or interpretations or enforcement thereof.

     We have incurred, and expect to continue to incur, costs arising from compliance with environmental laws and remedial obligations. These laws relate to, among other things, the discharge of contaminants into water and air and onto land and the disposal of waste. We believe that the ultimate resolution of known environmental matters, net of liabilities already accrued on our balance sheet, will not have a material adverse effect on our results of operations or financial condition. However, we cannot predict the potential existence of currently unknown environmental issues.

THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE.

     Our operations depend on a relatively small group of key management personnel. We cannot assure you that these individuals will remain with us for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on us. Our future success will depend on our ability to attract and retain skilled management personnel.

ONE PERSON OWNS AND CONTROLS A SUBSTANTIAL AMOUNT OF OUR STOCK AND MAY THEREFORE INFLUENCE OUR AFFAIRS.

     Norman E. Alexander, our Chairman of the Board of Directors and Chief Executive Officer, controls approximately 53% of our voting power. As a result of this control, Mr. Alexander can effectively direct our policies, elect all of our directors and influence any merger or sale of all or substantially all of our assets or the initiation of a "going private" transaction. Mr. Alexander also could effectively prevent or cause a "change of control" of our company. The interests of Mr. Alexander may be different from those of the holders of the exchange notes. Generally, controlling stockholders, directors and officers do not owe a duty to noteholders.

WE ARE SUBJECT TO CURRENCY RISK AND EXCHANGE RATE RISK.

     We produce products in the United States and sell them in various countries. In addition, we have operating units located in and doing business in foreign countries. As a result, we generate revenues and operating expenses in other currencies. Our various operating units report in, and we pay interest and principal obligations on existing indebtedness, primarily in U.S. dollars. As a result, we cannot assure you that shifts in currency exchange rates will not impact our ability to finance debt or have a material adverse effect on us.

RISKS RELATED TO THE EXCHANGE OFFER

WE MAY NOT BE ABLE TO PURCHASE THE EXCHANGE NOTES UPON A CHANGE OF CONTROL.

     Upon certain change of control events, each holder of exchange notes may require us to repurchase all or a portion of its exchange notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. Our ability to repurchase the exchange notes upon a change of control event could be limited by the terms of our debt agreements. Upon a change of control event, we may be required to repay the outstanding principal and any accrued interest on other amounts owed by us. We cannot assure you that we would be able to repay amounts outstanding under our other indebtedness or obtain necessary consents under such indebtedness to repurchase the exchange notes. Any requirement to offer to purchase any outstanding exchange notes may result in our having to refinance our outstanding indebtedness, which we may not be able to do. In addition, even if we were able to refinance such indebtedness, such financing may be on terms unfavorable to us. The term "Change of Control" is defined in "Description of Exchange Notes -- Certain Definitions."

YOU CANNOT BE SURE AN ACTIVE TRADING MARKET FOR THE EXCHANGE NOTES WILL DEVELOP.

     There has previously been only a limited secondary market, and no public market, for the outstanding notes. The exchange notes are an exchange issue of securities and may not be widely distributed. We do not intend to list the exchange notes on any national securities exchange or the Nasdaq stock market or to seek the admission thereof to trading on any automated quotation system. No assurance can be given that an active public or other market will develop for the exchange notes or as to the liquidity of or the trading market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all. If a market for the exchange notes develops, any such market may be discontinued at any time. If a public trading market develops for the exchange notes, future trading prices of the exchange notes will depend on many factors, including, among other things, prevailing interest rates, our results of operations and the market for similar securities, and the price at which the holders of exchange notes will be able to sell such exchange notes is not assured and the exchange notes could trade at a premium or discount to their purchase price or face value. Depending on prevailing interest rates, the market for similar securities and other factors, including our financial condition, the exchange notes may trade at a discount from their principal amount.

YOUR OUTSTANDING NOTES WILL BE SUBJECT TO RESTRICTIONS ON TRANSFER AND THE TRADING MARKET FOR YOUR OUTSTANDING NOTES MAY BE LIMITED IF YOU DO NOT PROPERLY TENDER YOUR OUTSTANDING NOTES IN THE EXCHANGE OFFER, AND THE EXCHANGE OFFER IS CONSUMMATED.

     We did not register the outstanding notes, nor do we intend to do so following the exchange offer. Outstanding notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your outstanding notes, you will lose your right to have your outstanding notes registered under the federal securities laws. As a result, if you hold outstanding notes after the exchange offer, you may be unable to sell your outstanding notes.

IF YOU DO NOT PROPERLY TENDER YOUR OUTSTANDING NOTES, WE MAY NOT ACCEPT YOUR OUTSTANDING NOTES AND THE TRADING MARKET FOR THEM MAY BE LIMITED.

     We will issue exchange notes under this exchange offer only after a timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents or your tender of outstanding notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures." Therefore, if you want to tender your outstanding notes, please allow sufficient time to ensure timely delivery. If we do not receive your outstanding notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your outstanding notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of outstanding notes, we will not accept your outstanding notes for exchange.

YOU MAY PARTICIPATE IN THE EXCHANGE OFFER ONLY IF YOU MEET CERTAIN CONDITIONS.

     Based on interpretations by the Commission staff, as set forth in no-action letters the Commission issued to third parties, we believe that you may offer for resale, resell and otherwise transfer the exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain limitations. These limitations include the following:

     - you acquire your exchange notes in the ordinary course of your business;

     - you have no arrangement with any person to participate in the distribution of such exchange notes; and

     - you are not our "affiliate" within the meaning of Rule 405 under the Securities Act.

     However, we have not submitted a no-action letter to the Commission regarding the exchange offer and we cannot assure you that the Commission would make a similar determination with respect to the exchange offer as in such other circumstances. If you are our affiliate or engage in or intend to engage in or have any arrangement or understanding with respect to a distribution of the exchange notes that you or any person will acquire pursuant to the exchange offer, you may not rely on the applicable interpretations of the staff of the Commission; you must also comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

RESALES OF THE EXCHANGE NOTES MAY BE SUBJECT TO FURTHER RESTRICTIONS IN SOME JURISDICTIONS.

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements under the Securities Act in connection with any resale of such exchange notes. We have agreed to use our best efforts to make this prospectus available to any participating broker-dealer for use in connection with any such resale. See "Plan of Distribution" below. However to comply with the securities laws of certain jurisdictions, if applicable, you may not offer or sell the exchange notes unless someone has registered or qualified them for sale in such jurisdictions or an exemption from registration or qualification is available.

OUR FORMER USE OF ARTHUR ANDERSEN AS OUR INDEPENDENT PUBLIC ACCOUNTANTS WILL LIMIT YOUR ABILITY TO SEEK RECOVERY FROM THEM RELATED TO THEIR WORK AND MAY POSE RISK TO US.

     In June 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with their destruction of documents related to Enron Corp. As a result of Arthur Andersen's conviction, Arthur Andersen is no longer in a position to reissue their audit reports or to provide consents to include financial statements reported on by them in this prospectus.

     The reports covering our financial statements for the years ended December 31, 2000 and 2001 were previously issued by Arthur Andersen and have not been reissued by them. Because Arthur Andersen has not reissued their reports and because we are unable to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen under Section 11 of the Securities Act for material misstatements or omissions, if any, in this Prospectus, including the financial statements covered by their previously issued reports. We believe that it is unlikely that you would be able to recover damages from Arthur Andersen for any such claim against them.

     The Commission has provided temporary regulatory relief designed to allow companies that file reports with the Commission to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances. There is no assurance that we will be able to continue to rely on the temporary relief granted by the Commission, and the unavailability of such relief could delay or impede our access to the capital markets.

                                USE OF PROCEEDS

     We will receive no cash proceeds from the exchange offer. We intend the exchange offer to satisfy some of our obligations under the registration rights agreement relating to the outstanding notes. We will issue exchange notes in exchange for outstanding notes in the same principal amount, and on the same terms and in the same form as the outstanding notes, except that there will be no registration rights or liquidated damages relating to the exchange notes. The outstanding notes that holders surrender in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, we will not incur any new debt by issuing the exchange notes.

                                 CAPITALIZATION

     The following table sets forth, as of March 31, 2003:

     - our actual cash and cash equivalents and capitalization; and

     - our cash and cash equivalents and capitalization as adjusted to give effect to the offering of outstanding notes in June 2003 and the application of the net proceeds therefrom.

     You should read this table along with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes incorporated by reference in this prospectus.

                                                                AS OF MARCH 31, 2003
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $  113,181   $  213,894
                                                              ==========   ==========
Long-term debt (including current maturities):
  8 7/8% Senior Notes due 2008(1)...........................  $  200,000   $  302,500
  9% Senior Notes due 2009(2)...............................     495,791      495,791
  Other.....................................................      10,719       10,719
                                                              ----------   ----------
     Total long-term debt...................................     706,510      809,010
                                                              ----------   ----------
Shareholders' equity:
  Preferred stock -- $1.00 par value, 797,000 shares of $5
     cumulative convertible stock issued....................         797          797
  Class A common stock -- no par value, 7,321,000 shares
     issued.................................................       7,321        7,321
  Class B common stock -- no par value, 3,727,000 shares
     issued.................................................       3,727        3,727
  Capital in excess of par value............................     290,108      290,108
  Accumulated other comprehensive loss......................     (94,153)     (94,153)
  Retained earnings.........................................     370,381      370,381
  Less: cost of treasury stock..............................      78,117       78,117
                                                              ----------   ----------
     Total shareholders' equity.............................     500,064      500,064
                                                              ----------   ----------
       Total capitalization.................................  $1,206,574   $1,309,074
                                                              ==========   ==========

---------------

(1) Includes original issue premium of $2.5 million.

(2) Net of $2.2 million of original issue discount.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of and for each of the four years ended December 31, 2001 are derived from our audited consolidated financial statements and the related notes, which were audited by Arthur Andersen LLP, independent public accountants. See "Experts" below. The following selected consolidated financial data as of and for the year ended December 31, 2002 are derived from our audited consolidated financial statements and the related notes, which were audited by Ernst & Young LLP, independent auditors. The following selected consolidated financial data as of and for each of the three months ended March 31, 2002 and 2003 are derived from our unaudited consolidated financial statements and the related notes, which, in the opinion of our management, include all adjustments necessary for a fair presentation in accordance with accounting principles generally accepted in the United States. You should read this information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the related notes incorporated by reference in this prospectus.

                                                                                                        THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                              MARCH 31,
                                     --------------------------------------------------------------   -----------------------
                                        1998         1999         2000         2001         2002         2002         2003
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                      (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Sales............................  $1,813,055   $1,711,170   $1,773,138   $1,755,775   $1,688,498   $  396,912   $  424,443
  Cost of sales(1)(2)(3)...........   1,455,576    1,371,347    1,423,342    1,478,884    1,395,220      335,663      357,679
  Selling, general and
    administrative(1)(4)(5)(6).....     252,016      245,364      246,608      250,953      232,050       53,969       59,006
  Operating income.................     105,463       94,459      103,188       25,938       61,228        7,280        7,758
  Interest expense.................     (51,776)     (60,770)     (56,396)     (63,274)     (63,651)     (15,954)     (15,843)
  Interest income..................       5,868        9,252        5,074        5,198        3,510          879          779
  Gain on sale of businesses.......      56,542           --           --           --           --           --           --
  Equity in income (loss) of
    unconsolidated joint
    ventures.......................      (4,876)      (2,851)      (1,951)        (695)         (77)        (590)       4,548
  Other, net(7)....................      (3,224)       9,309       (7,868)      (2,818)       4,072        1,102       (2,779)
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income (loss) from continuing
    operations before income
    taxes..........................     107,997       49,399       42,047      (35,651)       5,082       (7,283)      (5,537)
  Income tax benefit
    (provision)(8).................     (44,100)     (21,600)     (18,000)       7,700        4,100        4,200        2,400
  Tax settlement(9)................          --           --           --       36,000           --           --           --
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income (loss) from continuing
    operations.....................  $   63,897   $   27,799   $   24,047   $    8,049   $    9,182   $   (3,083)  $   (3,137)
                                     ==========   ==========   ==========   ==========   ==========   ==========   ==========
OTHER DATA:
  Ratio of earnings to fixed
    charges(10)....................        3.1x         1.8x         1.7x            *         1.1x            *            *
SELECTED BALANCE SHEET DATA (AT
  PERIOD END)
  Cash and cash equivalents........  $   84,889   $   68,164   $   49,977   $  127,103   $  138,814   $  136,086   $  113,181
  Working capital, excluding cash
    and cash equivalents...........     293,040      311,392      335,994      367,653      342,295      351,376      368,136
  Total assets.....................   1,667,680    1,709,515    1,823,876    1,875,881    1,795,585    1,842,648    1,786,926
  Total debt, including current
    maturities.....................     509,344      575,214      592,046      710,645      707,349      710,634      706,510
  Shareholders' equity.............     665,452      668,897      669,807      644,462      499,849      634,289      500,064

---------------

 (1) Includes a provision for restructuring charges for the following periods:

                                                                                      THREE MONTHS
                                                                                         ENDED
                                                   YEAR ENDED DECEMBER 31,             MARCH 31,
                                           ---------------------------------------    ------------
                                           1998     1999     2000    2001     2002    2002    2003
                                           -----    -----    ----    -----    ----    ----    ----
                                                            (DOLLARS IN MILLIONS)
     Cost of sales.....................    $ --     $ --     $1.3    $ 9.6    $0.7    $ --    $2.3
     Selling, general and
       administrative..................      --       --      1.9      8.6     3.5     1.3     0.7
                                           -----    -----    ----    -----    ----    ----    ----
                                           $ --     $ --     $3.2    $18.2    $4.2    $1.3    $3.0
                                           =====    =====    ====    =====    ====    ====    ====

 (2) Includes a provision for asset impairment charges, related to restructuring provisions charged to cost of sales for the following periods:

                                       THREE MONTHS
                                          ENDED
      YEAR ENDED DECEMBER 31,           MARCH 31,
-----------------------------------   --------------
1998    1999    2000    2001   2002   2002      2003
----    -----   -----   ----   ----   -----     ----
               (DOLLARS IN MILLIONS)
$--..   $ --    $ --    $4.2   $0.3   $ --      $0.3
=====   =====   =====   ====   ====   =====     ====

 (3) Includes a $13.3 million provision in 2001 for environmental expenses to raise accruals for remediation costs primarily associated with two propellant manufacturing facilities. Includes a $5.0 million and a $1.5 million provision in 1998 and 1999, respectively, for environmental expenses to raise accruals for remediation costs.

 (4) Includes amortization of goodwill of $11.4 million in 1998, $12.4 million in 1999, $12.8 million in 2000 and $13.1 million in 2001.

 (5) Includes a charge of $3.0 million in 2000 related to the settlement with a major customer.

 (6) Includes legal expenses related to litigation with the Pratt & Whitney division of United Technologies Corporation of $5.5 million in 1998 and $0.9 million in 1999.

 (7) Includes income in 2001 of $4.6 million related to the demutualization of an issuer of corporate-owned life insurance policies and pension annuities and income in 2002 of $2.8 million related to insurance litigation settlements concerning certain product liability claims related to the closed operations of a predecessor company.

 (8) Includes income from the reversal of $2.3 million and $2.4 million of reserves for income taxes no longer required due to the completion of foreign tax audits in 2000 and 2002, respectively, and $4.1 million in 2002 of tax benefits related to an increase in domestic net operating loss carryforwards due to the resolution of issues and the related completion of an Internal Revenue Service audit.

 (9) Reduction in the income tax provision related to a settlement agreement with the Internal Revenue Service which resulted in the reversal of reserves no longer required.

(10) For purposes of calculating this ratio, "earnings" consist of the pre-tax income of majority-owned subsidiaries after adjustment for minority interest in the losses of majority owned subsidiaries and does not include equity in the pre-tax income (loss) of unconsolidated joint ventures and a majority-owned subsidiary for which we do not have effective control before fixed charges. "Fixed charges" consist of interest expense, proportionate share of interest on indebtedness of a 50% owned joint venture (in 1998 and 1999), amortization of capitalized debt issuance costs and the interest portion of rental obligations on capitalized and operating leases. Our earnings were not sufficient to cover fixed charges by $35.1 million in the year ended December 31, 2001, $6.7 million in the three months ended March 31, 2002 and $10.1 million in the three months ended March 31, 2003.

                UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA

     This unaudited pro forma consolidated financial information gives effect to the sale of certain assets and liabilities of the ARC rocket propulsion business as if the disposition had occurred, for balance sheet purposes, on March 31, 2003 and, for income statement purposes, on January 1 of each period presented. The Pro Forma Consolidated Balance Sheet at March 31, 2003 includes a $5.7 million after-tax gain on the sale of ARC's rocket propulsion business. This pro forma adjustment has not been made to the pro forma statements of operations data as it will not have a continuing impact on our results of operations. For additional information, see "Summary -- Recent Developments".

     The pro forma adjustments are based on presently available information. The pro forma gain on the sale of ARC's rocket propulsion business is based on the net book value at March 31, 2003 of the net assets sold and a preliminary purchase price which is subject to final cash settlement adjustments. Accordingly, our actual recording of the disposition may differ from the pro forma financial information. The unaudited proforma financial information is not necessarily indicative of the results that would have been reported had the disposition actually occurred on the dates specified, nor is it indicative of the results that may be obtained in the future.

                       SEQUA CORPORATION AND SUBSIDIARIES
                 PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 2003

                                                         PRO FORMA ADJUSTMENTS
                                                      ---------------------------
                                                       SALE OF
                                                      ARC ROCKET
                                                      PROPULSION         OTHER
                                         HISTORICAL    BUSINESS       ADJUSTMENTS      PRO FORMA
                                         ----------   ----------      -----------      ----------
                                                          (DOLLARS IN THOUSANDS)
CURRENT ASSETS
  Cash and cash equivalents............  $  113,181    $135,669(A)     $(100,300)(F)   $  148,550
  Trade receivables, net...............     225,433     (20,435)(B)       94,000(F)       298,998
  Unbilled receivables, net............      24,221     (24,221)(B)                            --
  Inventories..........................     400,894      (7,991)(B)                       392,903
  Deferred income taxes................      56,891                                        56,891
  Other current assets.................      29,528        (110)(B)                        29,418
                                         ----------    --------        ---------       ----------
     Total current assets..............     850,148      82,912           (6,300)         926,760
                                         ----------    --------        ---------       ----------
INVESTMENTS
  Investments and other receivables....      71,395                                        71,395
  Assets of discontinued operations....     116,149         (66)(B)                       116,083
                                         ----------    --------        ---------       ----------
                                            187,544         (66)                          187,478
                                         ----------    --------        ---------       ----------
PROPERTY, PLANT AND EQUIPMENT, NET.....     495,836     (42,158)(B)                       453,678
                                         ----------    --------        ---------       ----------
OTHER ASSETS
  Goodwill.............................     181,174     (34,758)(B)                       146,416
  Deferred income taxes................      42,865     (25,842)(E)                        17,023
  Deferred charges and other assets....      29,359        (996)(B)                        28,363
                                         ----------    --------        ---------       ----------
                                            253,398     (61,596)                          191,802
                                         ----------    --------        ---------       ----------
TOTAL ASSETS...........................  $1,786,926    $(20,908)       $  (6,300)      $1,759,718
                                         ==========    ========        =========       ==========
CURRENT LIABILITIES
  Current maturities of long-term
     debt..............................  $    2,105                                    $    2,105
  Accounts payable.....................     155,014    $ (5,308)(B)                       149,706
  Taxes on income......................      18,574                                        18,574
  Accrued expenses.....................     193,138     (12,804)(B)                       180,334
                                         ----------    --------        ---------       ----------
  Total current liabilities............     368,831     (18,112)                          350,719
                                         ----------    --------        ---------       ----------
NONCURRENT LIABILITIES
  Long-term debt.......................     704,405                    $  (6,300)(F)      698,105
  Other noncurrent liabilities.........     213,626      (8,914)(B)                       204,712
                                         ----------    --------        ---------       ----------
                                            918,031      (8,914)          (6,300)         902,817
                                         ----------    --------        ---------       ----------
SHAREHOLDERS' EQUITY
  Preferred and common stock...........      11,845                                        11,845
  Capital in excess of par.............     290,108                                       290,108
  Retained earnings....................     370,381       5,661(D)                        376,042
  Accumulated other comprehensive
     income............................     (94,153)        457(C)                        (93,696)
                                         ----------    --------        ---------       ----------
                                            578,181       6,118                           584,299
  Less: Cost of treasury stock.........      78,117                                        78,117
                                         ----------    --------        ---------       ----------
     TOTAL SHAREHOLDERS' EQUITY........     500,064       6,118                           506,182
                                         ----------    --------        ---------       ----------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY...............................  $1,786,926    $(20,908)       $  (6,300)      $1,759,718
                                         ==========    ========        =========       ==========

                       SEQUA CORPORATION AND SUBSIDIARIES
            PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                          PRO FORMA ADJUSTMENTS
                                                                         ------------------------
                                                                         ARC ROCKET
                                                                         PROPULSION      OTHER
                                                            HISTORICAL    BUSINESS    ADJUSTMENTS     PRO FORMA
                                                            ----------   ----------   -----------     ----------
                                                                           (DOLLARS IN THOUSANDS)
SALES.....................................................  $1,773,138   $(136,051)                   $1,637,087
                                                            ----------   ---------                    ----------
COSTS AND EXPENSES
  Cost of sales...........................................   1,423,342    (111,727)                    1,311,615
  Selling, general and administrative.....................     246,608     (17,271)                      229,337
                                                            ----------   ---------                    ----------
                                                             1,669,950    (128,998)                    1,540,953
                                                            ----------   ---------                    ----------
OPERATING INCOME..........................................     103,188      (7,053)                       96,135
OTHER INCOME (EXPENSE)
  Interest expense........................................     (56,396)          8    $      159(G)      (56,229)
  Interest income.........................................       5,074        (141)                        4,933
  Equity in loss of unconsolidated joint ventures.........      (1,951)                                   (1,951)
  Other, net..............................................      (7,868)        902         7,493(G)          527
                                                            ----------   ---------    ----------      ----------
INCOME BEFORE INCOME TAXES................................      42,047      (6,284)        7,652          43,415
  Income tax (provision)..................................     (18,000)      4,365        (2,984)(H)     (16,619)
                                                            ----------   ---------    ----------      ----------
INCOME FROM CONTINUING OPERATIONS.........................  $   24,047   $  (1,919)   $    4,668      $   26,796
                                                            ==========   =========    ==========      ==========
WEIGHTED AVERAGE COMMON SHARES
  BASIC...................................................      10,373                                    10,373
  DILUTED.................................................      10,374                                    10,374
BASIC AND DILUTED EARNINGS PER SHARE FROM CONTINUING
  OPERATIONS..............................................  $     2.12                                $     2.38
                                                            ==========                                ==========

                       SEQUA CORPORATION AND SUBSIDIARIES
            PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                            PRO FORMA ADJUSTMENTS
                                                                           ------------------------
                                                                           ARC ROCKET
                                                                           PROPULSION      OTHER
                                                              HISTORICAL    BUSINESS    ADJUSTMENTS   PRO FORMA
                                                              ----------   ----------   -----------   ----------
                                                                            (DOLLARS IN THOUSANDS)
SALES.......................................................  $1,755,775   $(136,254)                 $1,619,521
                                                              ----------   ---------                  ----------
COSTS AND EXPENSES
  Cost of sales.............................................   1,478,884    (125,257)                  1,353,627
  Selling, general and administrative.......................     250,953     (18,515)                    232,438
                                                              ----------   ---------                  ----------
                                                               1,729,837    (143,772)                  1,586,065
                                                              ----------   ---------                  ----------
OPERATING INCOME............................................      25,938       7,518                      33,456
OTHER INCOME (EXPENSE)
  Interest expense..........................................     (63,274)        114    $      159(G)    (63,001)
  Interest income...........................................       5,198        (117)                      5,081
  Equity in loss of unconsolidated joint ventures...........        (695)                                   (695)
  Other, net................................................      (2,818)        272         4,102(G)      1,556
                                                              ----------   ---------    ----------    ----------
LOSS BEFORE INCOME TAXES....................................     (35,651)      7,787         4,261       (23,603)
Income tax benefit..........................................       7,700      (1,336)       (1,662)(H)      4,702
Tax settlement..............................................      36,000                                  36,000
                                                              ----------   ---------    ----------    ----------
INCOME FROM CONTINUING OPERATIONS...........................  $    8,049   $   6,451    $    2,599    $   17,099
                                                              ==========   =========    ==========    ==========
WEIGHTED AVERAGE COMMON SHARES
  Basic.....................................................      10,382                                  10,382
  Diluted...................................................      10,384                                  10,384
BASIC AND DILUTED EARNINGS PER SHARE FROM CONTINUING
  OPERATIONS................................................  $     0.58                              $     1.45
                                                              ==========                              ==========

                       SEQUA CORPORATION AND SUBSIDIARIES
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                          PRO FORMA ADJUSTMENTS
                                                                         ------------------------
                                                                         ARC ROCKET
                                                                         PROPULSION      OTHER
                                                            HISTORICAL    BUSINESS    ADJUSTMENTS     PRO FORMA
                                                            ----------   ----------   -----------     ----------
                                                                           (DOLLARS IN THOUSANDS)
SALES.....................................................  $1,688,498   $(143,512)                   $1,544,986
COSTS AND EXPENSES
  Cost of sales...........................................   1,395,220    (115,650)                    1,279,570
  Selling, general and administrative.....................     232,050     (15,352)                      216,698
                                                            ----------   ---------                    ----------
                                                             1,627,270    (131,002)                    1,496,268
                                                            ----------   ---------                    ----------
OPERATING INCOME..........................................      61,228     (12,510)                       48,718
OTHER INCOME (EXPENSE)
  Interest expense........................................     (63,651)         43      $  159 (G)       (63,449)
  Interest income.........................................       3,510        (145)                        3,365
  Equity in loss of unconsolidated joint ventures.........         (77)                                      (77)
  Other, net..............................................       4,072        (358)      1,297 (G)         5,011
                                                            ----------   ---------      ------        ----------
INCOME (LOSS) BEFORE INCOME TAXES.........................       5,082     (12,970)      1,456            (6,432)
Income tax benefit........................................       4,100       6,207        (568)(H)         9,739
                                                            ----------   ---------      ------        ----------
INCOME FROM CONTINUING OPERATIONS.........................  $    9,182   $  (6,763)     $  888        $    3,307
                                                            ==========   =========      ======        ==========
WEIGHTED AVERAGE COMMON SHARES
  Basic...................................................      10,412                                    10,412
  Diluted.................................................      10,415                                    10,415
BASIC AND DILUTED EARNINGS PER SHARE FROM CONTINUING
  OPERATIONS..............................................  $     0.68                                $     0.12
                                                            ==========                                ==========

                       SEQUA CORPORATION AND SUBSIDIARIES
            PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 2002

                                                                            PRO FORMA ADJUSTMENTS
                                                                           ------------------------
                                                                              ARC
                                                                             ROCKET
                                                                           PROPULSION      OTHER
                                                              HISTORICAL    BUSINESS    ADJUSTMENTS     PRO FORMA
                                                              ----------   ----------   -----------     ---------
                                                                            (DOLLARS IN THOUSANDS)
SALES.......................................................   $396,912     $(30,804)                   $366,108
                                                               --------     --------                    --------
COSTS AND EXPENSES
  Cost of sales.............................................    335,663      (25,986)                    309,677
  Selling, general and administrative.......................     53,969       (3,367)                     50,602
                                                               --------     --------                    --------
                                                                389,632      (29,353)                    360,279
                                                               --------     --------                    --------
OPERATING INCOME............................................      7,280       (1,451)                      5,829
OTHER INCOME (EXPENSE)
  Interest expense..........................................    (15,954)           9      $   40(G)      (15,905)
  Interest income...........................................        879          (29)                        850
  Equity in loss of unconsolidated joint ventures...........       (590)                                    (590)
  Other, net................................................      1,102          295         337(G)        1,734
                                                               --------     --------      ------        --------
LOSS BEFORE INCOME TAXES....................................     (7,283)      (1,176)        377          (8,082)
Income tax benefit..........................................      4,200          486        (147)(H)       4,539
                                                               --------     --------      ------        --------
LOSS FROM CONTINUING OPERATIONS.............................   $ (3,083)    $   (690)     $  230        $ (3,543)
                                                               ========     ========      ======        ========
WEIGHTED AVERAGE COMMON SHARES
  Basic.....................................................     10,389                                   10,389
  Diluted...................................................     10,391                                   10,391
BASIC AND DILUTED LOSS PER SHARE FROM CONTINUING
  OPERATIONS................................................   $  (0.35)                                $  (0.39)
                                                               ========                                 ========

                       SEQUA CORPORATION AND SUBSIDIARIES
            PRO FORMA UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 2003

                                                               PRO FORMA ADJUSTMENTS
                                                              ------------------------
                                                                 ARC
                                                                ROCKET
                                                              PROPULSION      OTHER            PRO
                                                 HISTORICAL    BUSINESS    ADJUSTMENTS        FORMA
                                                 ----------   ----------   -----------      ---------
                                                                (DOLLARS IN THOUSANDS)
SALES.........................................    $424,443     $(26,951)                    $397,492
COSTS AND EXPENSES
  Cost of sales...............................     357,679      (22,325)                     335,354
  Selling, general and administrative.........      59,006       (3,805)                      55,201
                                                  --------     --------                     --------
                                                   416,685      (26,130)                     390,555
                                                  --------     --------                     --------
OPERATING INCOME..............................       7,758         (821)                       6,937
OTHER INCOME (EXPENSE)
  Interest expense............................     (15,843)           7      $ 40(G)         (15,796)
  Interest income.............................         779          (41)                         738
  Equity in income of unconsolidated joint
     ventures.................................       4,548                                     4,548
  Other, net..................................      (2,779)         346       283(G)          (2,150)
                                                  --------     --------      ------         --------
LOSS BEFORE INCOME TAXES......................      (5,537)        (509)        323           (5,723)
Income tax benefit............................       2,400          213        (126)(H)        2,487
                                                  --------     --------      ------         --------
LOSS FROM CONTINUING OPERATIONS...............    $ (3,137)    $   (296)     $  197         $ (3,236)
                                                  ========     ========      ======         ========
WEIGHTED AVERAGE COMMON SHARES
  Basic.......................................      10,432                                    10,432
  Diluted.....................................      10,432                                    10,432
BASIC AND DILUTED LOSS PER SHARE FROM
  CONTINUING OPERATIONS.......................    $  (0.35)                                 $  (0.36)
                                                  ========                                  ========

---------------

(A) Adjusted cash proceeds from the sale of certain assets and liabilities of the ARC rocket propulsion business. The preliminary purchase price has been adjusted to reflect the estimated cash settlement adjustment as of March 31, 2003. See (D) below.

(B)  Net operating assets of the ARC rocket propulsion business sold.

(C) Reversal of the cumulative translation adjustment related to the sale of the ARC rocket propulsion business.

(D) Preliminary after-tax gain, in thousands of dollars, on the sale of the ARC rocket propulsion business calculated as follows:

Preliminary cash proceeds...................................  $133,000
Estimated cash settlement adjustment........................     2,669
                                                              --------
Adjusted cash proceeds......................................   135,669
Book value as of March 31, 2003 of net assets sold..........  (103,709)
Reversal of cumulative translation adjustment...............      (457)
                                                              --------
Estimated pre-tax gain on sale..............................    31,503
Tax provision...............................................   (25,842)
                                                              --------
Estimated after-tax gain on sale............................  $  5,661
                                                              ========

     The tax provision was calculated at a rate of 39% after adding back non-deductible goodwill.

(E)  The tax effect on the sale of the ARC rocket propulsion business.

(F) Cash proceeds used to repay all amounts outstanding under Sequa's Receivables Purchase Agreement and the Industrial Revenue Bond related to the ARC rocket propulsion business.

(G) Elimination of discount expense associated with the sale of receivables as well as the interest expense on the Industrial Revenue Bond related to the ARC rocket propulsion business.

(H)  The tax effect at 39% on the pro forma adjustment.

Note: No pro forma adjustments have been made to impute interest income on cash generated by the disposition in excess of the amounts repaid related to the Receivables Purchase Agreement and the Industrial Revenue Bond related to the ARC rocket propulsion business.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  EXCHANGE OFFER REGISTRATION STATEMENT

     We issued the outstanding notes on June 5, 2003. The initial purchaser has advised us that they subsequently resold the outstanding notes to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act. As a condition to the offering of the outstanding notes, we entered into a registration rights agreement dated June 5, 2003, pursuant to which we agreed, for the benefit of all holders of the outstanding notes, at our own expense, to use our reasonable best efforts:

     - to file the registration statement of which this prospectus is a part with the Commission on or prior to September 3, 2003;

     - to use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act on or prior to December 2, 2003 and promptly thereafter commence the exchange offer;

     - to keep the registration statement effective until the closing of the exchange offer; and

     - to issue, on or prior to 30 days after the date on which the exchange offer registration statement was declared effective by the Commission, exchange notes in exchange for all outstanding notes tendered prior thereto.

     Further, we agreed to keep the exchange offer open for acceptance for not less than the minimum period required under applicable Federal and state securities laws. For each outstanding note validly tendered pursuant to the exchange offer and not withdrawn, the holder of the outstanding note will receive an exchange note having a principal amount equal to that of the tendered outstanding note. Interest on each exchange note will accrue from the last date on which interest was paid on the tendered outstanding note in exchange therefor or, if no interest was paid on such outstanding note, from the issue date.

  TRANSFERABILITY

     We issued the outstanding notes on June 5, 2003 in a transaction exempt from the registration requirements of the Securities Act and applicable state securities laws. Accordingly, the outstanding notes may not be offered or sold in the United States unless registered or pursuant to an applicable exemption under the Securities Act and applicable state securities laws. Based on no-action letters issued by the staff of the Commission with respect to similar transactions, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by holders of notes who are not our affiliates without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

     - any exchange notes to be received by the holder were acquired in the ordinary course of the holder's business;

     - at the time of the commencement of the exchange offer the holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

     - the holder is not an "affiliate" of ours, as defined in Rule 405 under the Securities Act; and

     - if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for the outstanding notes that were acquired as a result of market-making or other trading activities, then such holder will deliver a prospectus in connection with any resale of the exchange notes.

     However, we have not sought a no-action letter with respect to the exchange offer and we cannot assure you that the staff of the Commission would make a similar determination with respect to the exchange offer.

Any holder who tenders his outstanding notes in the exchange offer with any intention of participating in a distribution of exchange notes:

     - cannot rely on the interpretation by the staff of the Commission;

     - will not be able to validly tender outstanding notes in the exchange offer; and

     - must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transactions.

     The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is acting in the capacity of an "underwriter" within the meaning of Section 2(11) of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Pursuant to the registration rights agreement, we agreed to make this prospectus available to any such broker-dealer for use in connection with any such resale.

TERMS OF THE EXCHANGE OFFER

     Upon satisfaction or waiver of all of the conditions of the exchange offer, we will accept any and all outstanding notes properly tendered and not withdrawn prior to the expiration date and will issue the exchange notes promptly after acceptance of the outstanding notes. See "-- Conditions to the Exchange Offer" and "-- Procedures for Tendering Outstanding Notes." We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. As of the date of this prospectus, $100,000,000 aggregate principal amount of the notes is outstanding. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000.

     The exchange notes are identical to the outstanding notes except for the elimination of certain transfer restrictions, registration rights, restrictions on holding notes in certificated form and additional interest provisions. The exchange notes will evidence the same debt as the outstanding notes and will be issued pursuant to, and entitled to the benefits of, the indenture pursuant to which the outstanding notes were issued and will be deemed one issue of notes, together with the outstanding notes and the $200,000,000 of 8 7/8% Senior Notes due 2008 issued on April 2, 2001 that were registered under the Securities Act on July 12, 2001.

     This prospectus, together with the letter of transmittal, is being sent to all registered holders and to others believed to have beneficial interests in the outstanding notes. Holders of outstanding notes do not have any appraisal or dissenters' rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the Commission promulgated thereunder.

     For purposes of the exchange offer, we will be deemed to have accepted validly tendered outstanding notes when, and as if, we have given oral or written notice thereof to the exchange agent. The exchange agent will act as our agent for the purpose of distributing the exchange notes from us to the tendering holders. If we do not accept any tendered outstanding notes because of an invalid tender, the occurrence of certain other events set forth in this prospectus or otherwise, we will return the unaccepted outstanding notes, without expense, to the tendering holder thereof as promptly as practicable after the expiration date.

     Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, except as set forth below under "-- Transfer Taxes," transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term expiration date shall mean 5:00 p.m., New York City time, on September 19, 2003, unless we, in our sole discretion, extend the exchange offer, in which case the term expiration date shall mean the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent by oral or written notice and each registered holder by means of press release or other public announcement of any extension, in each case, prior to 5:00 p.m., New York City time, on the expiration date. We reserve the right, in our sole discretion:

     - to delay accepting any outstanding notes;

     - to extend the exchange offer;

     - to terminate the exchange offer if the conditions set forth below under "-- Conditions to the Exchange Offer" shall not have been satisfied; or

     - to amend the terms of the exchange offer in any manner.

     We will notify the exchange agent of any delay, extension, termination or amendment by oral or written notice. We will additionally notify each registered holder of any amendment. We will give to the exchange agent written confirmation of any oral notice.

EXCHANGE DATE

     As soon as practicable after the close of the exchange offer we will accept for exchange all outstanding notes properly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on the expiration date in accordance with the terms of this prospectus and the letters of transmittal.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provisions of the exchange offer, and subject to our obligations under the registration rights agreement, we shall not be required to accept any outstanding notes for exchange or issue exchange notes in exchange for any outstanding notes and may terminate or amend the exchange offer if, at any time before the acceptance of such exchange notes for exchange, any of the following events shall occur:

     - any injunction, order or decree shall have been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer;

     - any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us;

     - any law, statute, rule or regulation is proposed, adopted or enacted which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us;

     - any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated hereby; or

     - the exchange offer will violate any applicable law or any applicable interpretation of the staff of the Commission.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any such outstanding note, if at such time any stop order shall be threatened by the Commission or be in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

     The exchange offer is not conditioned on any minimum aggregate principal amount of outstanding notes being tendered for exchange.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Any outstanding notes not tendered pursuant to the exchange offer will remain outstanding and continue to accrue interest. The outstanding notes will remain "restricted securities" within the meaning of the Securities Act. Accordingly, prior to the date that is one year after the later of the issue date and the last date on which we or any of our affiliates was the owner of the outstanding notes, the outstanding notes may be resold only:

     - to us;

     - pursuant to a registration statement which has been declared effective under the Securities Act;

     - to a person it reasonably believes is a qualified institutional buyer, as defined in Rule 144A under the Securities Act, in a transaction meeting the requirements of Rule 144A under the Securities Act;

     - pursuant to offers and sales to Non-U.S. Persons, as defined in Rule 902 under the Securities Act, that occur outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the Securities Act;

     - to an "accredited investor" within the meaning of Rule 501(a)(1), (2),
       (3) or (7) under the Securities Act that is an institutional investor purchasing for its own account or for the account of such institutional accredited investor, in each case in a minimum principal amount of the Notes of $250,000; or

     - pursuant to any other available exemption from the registration requirements of the Securities Act, and based on an opinion of counsel if we so request, subject in each of the foregoing cases to the applicable state securities laws of any state of the U.S. or any other applicable jurisdiction.

As a result, the liquidity of the market for non-tendered outstanding notes could be adversely affected upon completion of the exchange offer. The foregoing restrictions on resale will no longer apply after the second anniversary of the issue date of the outstanding note or the purchase of the outstanding notes from us or an affiliate.

FEES AND EXPENSES

     We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees.

     Expenses incurred in connection with the exchange offer will be paid by us. Such expenses include, among others, the fees and expenses of the trustee and the exchange agent, accounting and legal fees, printing costs and other miscellaneous fees and expenses.

ACCOUNTING TREATMENT

     We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expenses of the exchange offer as other income (expense) over the term of the exchange notes.

PROCEDURES FOR TENDERING OUTSTANDING NOTES

     The tender of outstanding notes pursuant to any of the procedures set forth in this prospectus and in the letter of transmittal will constitute a binding agreement between the tendering holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. The tender of outstanding notes will constitute an agreement to deliver good and marketable title to all tendered outstanding notes prior to the expiration date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

     Except as provided in "-- Guaranteed Delivery Procedures," unless the outstanding notes being tendered are deposited by you with the exchange agent prior to the expiration date and are accompanied by a properly completed and duly executed letter of transmittal, we may, at our option, reject the tender. Issuance of exchange notes will be made only against deposit of tendered outstanding notes and delivery of all other required documents. Notwithstanding the foregoing, Depository Trust Company, or DTC, participants tendering through DTC's Automated Tender Offer Program, or ATOP, will be deemed to have made valid delivery where the exchange agent receives an agent's message prior to the expiration date.

     Accordingly, to properly tender outstanding notes, the following procedures must be followed:

     - Each beneficial owner holding outstanding notes through a DTC participant must instruct the DTC participant to cause its outstanding notes to be tendered in accordance with the procedures set forth in this prospectus.

     - Pursuant to an authorization given by DTC to the DTC participants, each DTC participant holding outstanding notes through DTC must:

      -- electronically transmit its acceptance through ATOP, and DTC will then edit and verify the acceptance, execute a book-entry delivery to the exchange agent's account at DTC and send an agent's message to the exchange agent for its acceptance; or

      -- comply with the guaranteed delivery procedures set forth below and in a notice of guaranteed delivery. See "-- Guaranteed Delivery
         Procedures -- Notes Held Through DTC."

     The exchange agent will, promptly after the date of this prospectus, establish accounts at DTC for purposes of the exchange offer with respect to outstanding notes held through DTC. Any financial institution that is a DTC participant may make book-entry delivery of interests in outstanding notes into the exchange agent's account through ATOP. However, although delivery of interests in the outstanding notes may be effected through book-entry transfer into the exchange agent's account through ATOP, an agent's message in connection with such book-entry transfer, and any other required documents, must be, in any case, transmitted to and received by the exchange agent at its address set forth under "-- Exchange Agent," or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the expiration date. Delivery of documents to DTC does not constitute delivery to the exchange agent. The confirmation of a book-entry transfer into the exchange agent's account at DTC as described above is referred to herein as a book-entry confirmation.

     The term agent's message means a message transmitted by DTC to, and received by, the exchange agent and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgment from each DTC participant tendering through ATOP that such DTC participants have received a letter of transmittal and agree to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such DTC participants.

     Cede & Co., as the holder of the global outstanding note, will tender a portion of the global outstanding note equal to the aggregate principal amount due at the stated maturity for which instructions to tender are given by DTC participants.

     By tendering outstanding notes, each holder and each DTC participant will represent to us that, among other things:

     - it is not our affiliate;

     - it is not a broker-dealer tendering outstanding notes acquired directly from us for its own account;

     - it is acquiring the exchange notes in its ordinary course of business;
       and

     - it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

     We will not accept any alternative, conditional, irregular or contingent tenders, unless waived by us. By executing a letter of transmittal or transmitting an acceptance through ATOP, as the case may be, each tendering holder waives any right to receive any notice of the acceptance of its outstanding notes for exchange.

     We will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of tendered outstanding notes, and such determination will be final and binding. We reserve the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition to the exchange offer and any irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as we shall determine. We, along with the exchange agent, shall be under no duty to give notification of defects in such tenders and shall not incur liabilities for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until such irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

     LETTERS OF TRANSMITTAL AND OUTSTANDING NOTES MUST BE SENT ONLY TO THE EXCHANGE AGENT. DO NOT SEND LETTERS OF TRANSMITTAL OR OUTSTANDING NOTES TO US OR DTC.

     The method of delivery of outstanding notes, letters of transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance through ATOP, is at the election and risk of the persons tendering and delivering acceptances or letters of transmittal and, except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent prior to the expiration date.

GUARANTEED DELIVERY PROCEDURES

 NOTES HELD THROUGH DTC

     DTC participants holding outstanding notes through DTC who wish to cause their outstanding notes to be tendered, but who cannot transmit their acceptances through ATOP prior to the expiration date, may cause a tender to be effected if:

     - guaranteed delivery is made by or through a firm or other entity identified in Rule 17Ad-15 under the Exchange Act, including:

      -- a bank;

      -- a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;

      -- a credit union;

      -- a national securities exchange, registered securities association or clearing agency; or

      -- a savings association;

     - prior to the expiration date, the exchange agent receives from any of the above institutions a properly completed and duly executed notice of guaranteed delivery (by mail, hand delivery, facsimile transmission or overnight courier) substantially in the form provided with this prospectus; and

     - book-entry confirmation and an agent's message in connection therewith are received by the exchange agent within three New York Stock Exchange trading days after the date of the execution of the notice of guaranteed delivery.

 NOTES HELD BY HOLDERS

     Holders who wish to tender their outstanding notes but:

     - whose outstanding notes are not immediately available and will not be available for tendering prior to the expiration date; or

     - who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date may effect a tender if:

     - the tender is made by or through any of the above-listed institutions;

     - prior to the expiration date, the exchange agent receives from any above-listed institution a properly completed and duly executed notice of guaranteed delivery, whether by mail, hand delivery, facsimile transmission or overnight courier, substantially in the form provided with this prospectus; and

     - a properly completed and executed letter of transmittal, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of the execution of the notice of guaranteed delivery.

WITHDRAWAL RIGHTS

     You may withdraw tenders of outstanding notes, or any portion of your outstanding notes, in integral multiples of $1,000 principal amount due at the stated maturity, at any time prior to 5:00 p.m., New York City time, on the expiration date. Any outstanding notes properly withdrawn will be deemed to be not validly tendered for purposes of the exchange offer.

 NOTES HELD THROUGH DTC

     DTC participants holding outstanding notes who have transmitted their acceptances through ATOP may, prior to 5:00 p.m., New York City time, on the expiration date, withdraw the instruction given thereby by delivering to the exchange agent, at its address set forth under "-- Exchange Agent," a written, telegraphic or facsimile notice of withdrawal of such instruction. Such notice of withdrawal must contain the name and number of the DTC participant, the principal amount due at the stated maturity of outstanding notes to which such withdrawal relates and the signature of the DTC participant. Receipt of such written notice of withdrawal by the exchange agent effectuates a withdrawal.

 NOTES HELD BY HOLDERS

     Holders may withdraw their tender of outstanding notes, prior to 5:00 p.m., New York City time, on the expiration date, by delivering to the exchange agent, at its address set forth under "-- Exchange Agent," a written, telegraphic or facsimile notice of withdrawal. Any such notice of withdrawal must:

     - specify the name of the person who tendered the outstanding notes to be withdrawn;

     - contain a description of the outstanding notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such outstanding notes and the aggregate principal amount due at the stated maturity represented by such outstanding notes; and

     - be signed by the holder of such outstanding notes in the same manner as the original signature on the letter of transmittal by which such outstanding notes were tendered, including any required signature guarantees, or be accompanied by:

      -- documents of transfer in a form acceptable to us, in our sole discretion, and

      -- a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such holder.

If the outstanding notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal is effective immediately upon written, telegraphic or facsimile notice of withdrawal even if physical release is not yet effected.

     All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program. However, signatures on the notice of withdrawal need not be guaranteed if the outstanding notes being withdrawn are held for the account of any of the institutions listed above under "-- Guaranteed Delivery Procedures."

     A withdrawal of an instruction or a withdrawal of a tender must be executed by a DTC participant or a holder of outstanding notes, as the case may be, in the same manner as the person's name appears on its transmission through ATOP or letter of transmittal, as the case may be, to which such withdrawal relates. If a notice of withdrawal is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the notice of withdrawal. A DTC participant or a holder may withdraw an instruction or a tender, as the case may be, only if such withdrawal complies with the provisions of this prospectus.

     A withdrawal of a tender of outstanding notes by a DTC participant or a holder, as the case may be, may be rescinded only by a new transmission of an acceptance through ATOP or execution and delivery of a new letter of transmittal, as the case may be, in accordance with the procedures described herein.

EXCHANGE AGENT

     The Bank of New York has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

                              The Bank of New York
                           Corporate Trust Operations
                           101 Barclay Street, 7 East
                            New York, New York 10286
                        Attention:  Mr. William Buckley
                             Phone:  (212) 815-5788
                           Facsimile:  (212) 298-1915

     The exchange agent also acts as trustee under the indenture.

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

TRANSFER TAXES

     Holders of outstanding notes who tender their outstanding notes for exchange notes will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

                         DESCRIPTION OF EXCHANGE NOTES

     You can find the definitions of certain capitalized terms used in this section under the subheading "Certain Definitions." For purposes of this section, references to the "Company," "we," "us" and "our" include only Sequa Corporation and not its Subsidiaries.

     We issued the outstanding notes and will issue the exchange notes under an indenture, dated as of July 29, 1999, between us and The Bank of New York (as successor to Harris Trust Company of New York), as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. As used in this section, the term "notes" refers to the exchange notes and the outstanding notes, collectively.

     The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Certain defined terms used in this description but not defined below under "-- Certain Definitions" have the meanings assigned to them in the indenture.

BRIEF DESCRIPTION OF THE NOTES

     The notes are:

     - our general unsecured obligations;

     - ranked equally with all our existing and future unsecured and unsubordinated debt; and

     - senior to all our existing and future debt that by its terms is made subordinate to the notes.

     The notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples of $1,000.

     As of March 31, 2003, after giving effect to the offering of the outstanding notes in June 2003 and the application of the net proceeds therefrom, we would have had:

     - $809.0 million of outstanding debt ranking equally with the notes (including $200.0 million of the exchange notes issued on April 2, 2001 and $100.0 million of the outstanding notes issued on June 5, 2003, offered hereby); and

     - $484.8 million of outstanding liabilities (primarily trade payables, accrued expenses and taxes payable) of our subsidiaries effectively ranking ahead of the notes.

     The indenture permits us to incur additional unsecured and unsubordinated debt. However, our incurrence of secured debt will be limited by the restrictions described under the subheading "-- Certain Covenants -- Limitation on Liens" below.

     Most of our operations are conducted through our subsidiaries. Accordingly, we are dependent upon the distribution of the earnings of our current and any future subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service our debt obligations, including the notes. In addition, the claims of the holders of notes are subject to the prior payment of all liabilities (whether or not for borrowed money) and to any preferred stock interest of our subsidiaries.

PRINCIPAL, MATURITY AND INTEREST

     The notes that we are offering to exchange are part of a single series of notes, $100.0 million aggregate principal amount at maturity of which were issued on June 5, 2003 and $200.0 million aggregate principal amount were issued on April 2, 2001. The series is limited to an aggregate principal amount of $350.0 million.

     Interest on the notes will accrue at the rate of 8 7/8% per annum and will be paid semiannually in arrears on each April 1 and October 1, beginning on October 1, 2003, to the persons who are registered holders at the close of business on the March 15 and September 15 immediately before the applicable interest payment date.
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

     Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including April 1, 2003. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months. The notes will not be entitled to the benefit of any mandatory sinking fund.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

     We will maintain an office or agency where notes may be presented for registration of transfer or for exchange (the "Registrar") and an office or agency where notes may be presented for payment (the "Paying Agent"). We will make all principal, premium and interest payments on the notes at the office or agency of the Paying Agent and Registrar within the City of New York unless we elect to make interest payments by check mailed to the Holders at their addresses set forth in the register of the notes kept by the Registrar.

PAYING AGENT AND REGISTRAR FOR THE NOTES

     The Trustee will initially act as Paying Agent and Registrar. We may change the Paying Agent or Registrar without prior notice to the Holders, and we or any of our subsidiaries may act as Paying Agent or Registrar.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before the mailing of a notice of redemption of notes to be redeemed.

OPTIONAL REDEMPTION

     We may at our option redeem all or part of the notes on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each Holder of notes. The redemption price will equal the greater of:

     - 100% of the principal amount of the notes to be redeemed; and

     - the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 50 basis points; plus accrued and unpaid interest thereon to the date of redemption.

     On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption. On or before the redemption date, we will deposit with the Paying Agent money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date.

SELECTION AND NOTICE

     If less than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not so listed, on a pro forma basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest shall cease to accrue on notes or portions of notes called for redemption.

CHANGE OF CONTROL

     In the event of a Change of Control, we will be required to make an offer (the "Change of Control Offer") to purchase all outstanding notes at a purchase price equal to 101% of the aggregate principal amount of the notes plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Price"). Within 30 days following the date upon which the Change of Control occurred, we must send, by first class mail, a notice to each Holder of the notes, with a copy to the Trustee, stating:

     - that a Change of Control Offer is being made and that all notes tendered will be accepted for payment;

     - the Change of Control Price and the purchase date, which shall be no earlier than 30 days nor later than 40 days from the date such notice is mailed other than as may be required by law (the "Change of Control Payment Date");

     - that any note not tendered will continue to accrue interest;

     - that, unless we default in the payment of the Change of Control Price, all notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;

     - that Holders electing to have any notes purchased pursuant to a Change of Control Offer will be required to surrender the notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the notes completed, to the Paying Agent at the address specified in the notice no later than the close of business on the business day immediately prior to the Change of Control Payment Date;

     - that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the business day two business days immediately prior to the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such notes purchased; and

     - that Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple of $1,000.

     On the Change of Control Payment Date, we will:

     - accept for payment notes or portions of notes tendered pursuant to the Change of Control Offer;

     - deposit in immediately available funds with the applicable Paying Agent an amount equal to the Change of Control Price in respect of all notes or portions of notes so tendered; and

     - deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers' Certificate stating the principal amount of the notes or portions of notes tendered to us.

     The Paying Agent will promptly mail to each Holder of notes so accepted the Change of Control Price for such notes and return any notes which were tendered but for which a withdrawal election was received by the Paying Agent before the Change of Control Payment Date, and the Trustee will promptly authenticate and mail to each Holder a new note equal in principal amount to any unpurchased portion of such notes surrendered, if any; provided, however, that each such new note shall be in a principal amount of $1,000 or an integral multiple of $1,000.

     We will not be required to make a Change of Control Offer following a Change of Control if a third party makes such a Change of Control Offer at the Change of Control Offer Price in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn pursuant to such Change of Control Offer.

     The agreements governing our Indebtedness include a covenant requiring us to repurchase the Indebtedness incurred pursuant to those agreements in the event we experience a change of control. In addition, those agreements may contain a provision to the effect that any change of control would constitute an event of default under the agreement. Therefore, the occurrence of a Change of Control could give rise to an obligation on our part to repay concurrently Indebtedness outstanding under other debt instruments (unless the obligation is waived by the lenders under such other debt instruments). Accordingly, our obligation to offer to repurchase the notes may be of limited value if we cannot obtain sufficient funding to repay all Indebtedness then becoming due.

     We will comply with the requirements of Section 14(e) and Rule 14e-1 under the Exchange Act and any other securities laws and regulations under those laws to the extent those laws and regulations are applicable to the repurchase of the notes in connection with a Change of Control. If the provisions of any of those laws or rules conflict with the provisions of the Indenture and the securities resolution establishing the notes relating to a Change of Control Offer, we will be required to comply with the provisions of those laws or rules and will be deemed not to have breached our obligations relating to the Change of Control Offer by virtue of such compliance.

     During any period in which (1) no Default or Event of Default has occurred and is continuing and (2) both Moody's and S&P assign to the notes an Investment Grade Rating (the "Suspension Period"), we will not be subject to the provisions of this "-- Change of Control" covenant; provided, however, that if subsequently both Moody's and S&P withdraw their ratings of the notes, or downgrade the ratings assigned to the notes to below an Investment Grade Rating, upon such withdrawal or downgrading the Suspension Period shall terminate and we will be again subject to the provisions of this "-- Change of Control" covenant; provided further, however, that if a Change of Control occurs during a Suspension Period and such Suspension Period is terminated as provided above, such Change of Control shall be deemed to have occurred immediately after such termination.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of all "or substantially all" of the assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require the Company to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

CERTAIN COVENANTS

     The Indenture and the securities resolution establishing the notes will contain, among others, the following covenants:

          Limitation on Liens. We will not, and will not permit any Restricted Subsidiary to, create or assume, any notes, bonds, debentures or other similar evidences of Indebtedness secured by any mortgage, pledge, security interest or lien (any such mortgage, pledge, security interest or lien being referred to herein as a "Lien" or "Liens") of or upon certain assets. If a Lien is created or assumed by us or any Restricted Subsidiary of or upon any Principal Property owned by us or by any Restricted Subsidiary or on shares of Capital Stock or evidence of Indebtedness of any Restricted Subsidiary, then as long as such Indebtedness is secured by the Lien, we will cause all notes (together with, at our election, any other Indebtedness) to be secured by such a Lien equally and ratably with (or prior to) any and all other Indebtedness thereby secured.

          The foregoing will not apply to any of the following:

             (1) Liens on any Principal Property, shares of Capital Stock or Indebtedness of any person existing at the time such person becomes a Subsidiary;

             (2) Liens on any Principal Property, shares of Capital Stock or Indebtedness acquired, constructed or improved by us or any Restricted Subsidiary after the date of the Indenture which are created or assumed prior to or at the time of such acquisition, construction or improvement or within 365 days after the acquisition, completion of construction or improvement or commencement of commercial operation of such property, to secure or provide for the payment of all or any part of the purchase price or the cost of such construction or improvement thereof;

             (3) Liens on any Principal Property, shares of Capital Stock or Indebtedness existing at the time of acquisition thereof (including acquisition through merger or consolidation);

             (4) Liens on any Principal Property or shares of Capital Stock or Indebtedness acquired from a person that is merged with or into us or a Restricted Subsidiary;

             (5) Liens on any Principal Property, shares of Capital Stock or Indebtedness to secure Indebtedness to us or to a Restricted Subsidiary;

             (6) Liens on any Principal Property, shares of Capital Stock or Indebtedness in favor of the United States of America or any state thereof or The Commonwealth of Puerto Rico, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof or The Commonwealth of Puerto Rico, to secure partial, progress, advance or other payments, or to secure any Indebtedness incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving any Principal Property, shares of Capital Stock or Indebtedness subject to such Liens (including Liens incurred in connection with pollution control, industrial revenue, Title XI maritime financings or similar financings), or other Liens in connection with the issuance of tax-exempt industrial revenue bonds;

             (7) Liens existing as of April 2, 2001;

             (8) Liens for taxes, assessments or other government charges either
        (x) not delinquent or (y) the validity of which is being contested in good faith by appropriate proceedings and materialmen's, mechanics' and other like Liens or deposits to obtain the release of such Liens;

             (9) Liens created or deposits made to secure the payment of workers' compensation claims or the performance of, or in connection with, tenders, bids, leases, public or statutory obligations, surety and appeal bonds, contracts, performance and return-of-money bonds or to secure (or in lieu of) surety or appeal bonds and Liens made in the ordinary course of business for similar purposes;

             (10) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and minor irregularities of title incident thereto that do not in the aggregate materially detract from the value of the property or assets of the Company and our Subsidiaries taken as a whole or impair the use of such property in the operation of the Company's or any of our Subsidiaries' business; and

             (11) any extension, renewal or replacement of any Liens referred to in the foregoing clauses (1) to (10), inclusive; provided that, such extension, renewal or replacement shall be limited to the property, shares of Capital Stock or Indebtedness which secured the Lien so extended, renewed or replaced (plus improvements on such property).

     We or any Restricted Subsidiary may create or assume Liens in addition to those permitted above, and renew, extend or create such Liens, provided, that at the time of such creation, assumption, renewal or replacement, and after giving effect to such creation, assumption, renewal or replacement, the aggregate amount of all Indebtedness so secured by a Lien (without regard to Indebtedness permitted in clauses (1) through (10) above), plus all Attributable Debt of us and our Restricted Subsidiaries in respect of Sale and Leaseback Transactions that would not be permitted by either clause (1) or
(2) of the first paragraph under the "Limitation on Sale and Leaseback Transactions" covenant does not exceed 20% of Consolidated Assets.

     Limitation on Sale and Leaseback Transactions. We will not, and will not permit any Restricted Subsidiary to, lease any Principal Property owned by us or such Restricted Subsidiary (except for leases for a term of not more than three years), which has been or is to be sold or transferred by us or such Restricted Subsidiary on the security of such Principal Property (a "Sale and Leaseback Transaction"), unless either:

          (a) we or such Restricted Subsidiary would be entitled pursuant to the "Limitation on Liens" covenant described above to incur Indebtedness secured by a Lien on the Principal Property to be leased back equal in amount to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the notes; or

          (b) we apply an amount equal to the greater of the net proceeds and the fair market value, as determined in good faith by the Board and evidenced by a Board resolution set forth in an Officers' Certificate delivered to the Trustee, of the property so sold to the purchase of Principal Property or to the retirement (other than any mandatory retirement), within 365 days of the effective date of any such Sale and Leaseback Transaction, of notes or other Funded Indebtedness. Any such retirement of notes will be made in accordance with the Indenture. The amount to be applied to such retirement of notes or other Funded Indebtedness will be reduced by an amount equal to the sum of:

             (1) an amount equal to the principal amount of any notes delivered within 365 days after the effective date of such Sale and Leaseback Transaction to the Trustee for retirement and cancellation, plus

             (2) the principal amount of other Funded Indebtedness voluntarily retired by us within such 365-day period,

     excluding, in each case, retirements pursuant to mandatory sinking fund or, prepayment provisions, if any, and payments at maturity.

     We or any Restricted Subsidiary may enter into Sale and Leaseback Transactions in addition to any permitted by the immediately preceding paragraph and without any obligation to retire any notes or other Funded Indebtedness if at the time of entering into such Sale and Leaseback Transaction and after giving effect to such Sale and Leaseback Transaction, Attributable Debt resulting from such Sale and Leaseback Transaction, plus the aggregate amount of all Indebtedness secured by a Lien (not including Indebtedness excluded as provided in clauses (1) through (5) under the "Limitation on Liens" covenant above), does not exceed 20% of Consolidated Assets.

     Merger, Consolidation and Sale of Assets. We will not consolidate with or merge into, or transfer all or substantially all of our assets to, any person in any transaction in which we are not the survivor, unless:

          (1) the person is organized under the laws of the United States or a State thereof or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a State thereof;

          (2) the person assumes by supplemental indenture all of our obligations under the Indenture and the notes; and

          (3) immediately after the transaction no Default exists.

     The successor will be substituted for us, and thereafter all of our obligations under the Indenture and the notes will terminate.

EVENTS OF DEFAULT

     An "Event of Default" with respect to the notes will occur if:

          (1) we default in any payment of interest on any of the notes when the same becomes due and payable and the Default continues for a period of 60 days;

          (2) we default in the payment of the principal and premium, if any, of any of the notes when the same becomes due and payable at maturity or upon redemption, acceleration or otherwise and the Default continues for five or more days;

          (3) we default in the payment or satisfaction of any sinking fund obligation with respect to any of the notes and the Default continues for a period of 60 days;

          (4) we default in the performance of any of our other agreements applicable to the notes and the Default continues for 90 days after the notice specified below;

          (5) pursuant to or within the meaning of any Bankruptcy Law:

             (a) we commence a voluntary case;

             (b) we consent to the entry of an order for relief against us in an involuntary case;

             (c) we consent to the appointment of a Custodian for us or for all or substantially all of our property; or

             (d) we make a general assignment for the benefit of our creditors;
        or

          (6) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

             (a) is for relief against us in an involuntary case;

             (b) appoints a Custodian for us or for all or substantially all of our property; or

             (c) orders that we be liquidated, and the order or decree remains unstayed and in effect for 60 days.

     "Default" means any event which is, or after notice or passage of time would be, an Event of Default. A Default under subparagraph (4) above is not an Event of Default until the Trustee or the Holders of at least 33 1/3% in principal amount of the notes notify us of the Default, and we do not cure the Default within the time specified after receipt of the notice. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the notes. Subject to certain limitations, Holders of a majority in principal amount of the notes may direct the Trustee in its exercise of any trust or power with respect to the notes. Except in the case of Default in payment on the notes, the Trustee may withhold from Holders of the notes notice of any continuing Default (except a Default in payment of principal or interest) if it determines that withholding notice is in their interest. We are required to furnish the Trustee annually a brief certificate as to our compliance with all conditions and covenants under the Indenture.

     The failure to redeem any of the notes subject to a conditional redemption is not an Event of Default if any event on which the redemption is so conditioned does not occur and is not waived before the scheduled redemption date.

     The Indenture does not have a cross-default provision. Thus, a default by us on any other debt would not constitute an Event of Default with respect to the notes.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The notes may be defeased in accordance with their terms and as set forth below. We at any time may terminate as to the notes all of our obligations (except for certain obligations, including obligations with respect to defeasance trust and obligations to register the transfer or exchange of a note, to replace destroyed, lost or stolen notes and to maintain paying agencies in respect of the notes) with respect to the notes and the Indenture ("legal defeasance"). We at any time may terminate as our obligations with respect to the notes under any restrictive covenants which are applicable to the notes ("covenant defeasance").

     We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, the notes may not be accelerated because of an Event of Default. If we exercise our covenant defeasance option, the notes may not be accelerated by reference to any restrictive covenants which are applicable to the notes.

     To exercise either defeasance option as to the notes, we must:

          (1) irrevocably deposit in trust (the "defeasance trust") with the Trustee or another trustee money or U.S. Government Obligations, deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. Government Obligations, without reinvestment, plus any deposited money without investment will provide cash at the times and in the amounts as will be sufficient to pay the principal and interest when due on all the notes to maturity or redemption, as the case may be; and

          (2) comply with certain other conditions.

     In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for Federal income tax purpose. "U.S. Government Obligations" means direct obligations of the United States or an instrumentality of the United States, the payment of which is unconditionally guaranteed by the United States, which, in either case, have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer's option, or certificates representing an ownership interest in those obligations.

MODIFICATION OF THE INDENTURE AND THE NOTES; WAIVERS

     The notes and the Indenture may be amended, and any existing Default or compliance with any provision of the notes or the Indenture may be waived, with the consent of the Holders of a majority in principal amount of the notes then outstanding.

     However, without the consent of each Holder affected, no amendment or waiver may:

          (1) reduce the amount of the notes whose Holders must consent to an amendment or waiver;

          (2) reduce the interest on or change the time for payment of interest on any of the notes;

          (3) change the fixed maturity of any of the notes;

          (4) reduce the principal of the notes;

          (5) change the currency in which the principal or interest is payable; or

          (6) waive any Default in payment of interest on or principal of the notes.

     Without the consent of any Holder, the Indenture or the notes may be amended:

          (1) to cure any ambiguity, omission, defect or inconsistency;

          (2) to provide for assumption of the Company's obligations to Holders in the event of a merger or consolidation requiring the assumption;

          (3) to provide for Uncertificated notes in addition to or in place of Certificated Notes;

          (4) to comply with requirements of the SEC in order to effect or maintain the qualifications of the Indenture under the Trust Indenture Act;

          (5) to provide for a separate trustee for one or more series; or

          (6) to make any change that does not materially adversely affect the rights of any Holder.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, INCORPORATORS AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company shall have any liability for any obligations of the Company under the notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

GOVERNING LAW

     The laws of the State of New York will govern the Indenture and the notes, unless federal law governs.

CERTAIN DEFINITIONS

     "Affiliated Person" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person.

     "Attributable Debt," when used in connection with a Sale and Leaseback Transaction, shall mean, as of any particular time, the lesser of:

          (1) the fair market value, as determined in good faith by the Board and evidenced by a Board resolution set forth in an Officers' Certificate delivered to the Trustee, of the property subject to such arrangement; and

          (2) the then present value (computed by discounting the rate of interest implicit in such Sale and Leaseback Transaction, determined in accordance with GAAP) of the obligation of a lessee for net rental payments during the remaining term of any lease in respect of such property (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The term "net rental payments" under any lease for any period means the sum of the rental payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

     "Board" means our Board of Directors or any authorized committee of the Board.

     "Capital Stock" means (1) with respect to any person formed as a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including, without limitation, common stock and preferred stock of such person and (2) with respect to any person formed other than as a corporation, any and all partnership or other equity interests of such other person.

     "Change of Control" means the occurrence of any of the following:

          (1) the sale, lease, exchange or other transfer, in one or a series of related transactions, of all or substantially all of the Company's assets to any person or group (as such term is used in Section 13(d) of the Exchange Act);

          (2) the adoption of a plan by the stockholders of the Company relating to the liquidation or dissolution of the Company;

          (3) except as provided below, the acquisition of beneficial ownership by any person or group, together with any Affiliated Persons thereof (collectively, the "Interested Stockholders"), of a direct or indirect interest in more than 35% (or, in the case of Gabelli, 49%) of the voting power of the then outstanding Capital Stock of the Company entitled to vote generally in the election of the Board; or

          (4) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board (together with any new directors whose election or appointment by the Board or whose nomination for election or appointment by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office;

provided, however, that for the purposes of the foregoing clauses (1) and (3), the terms "person" or "group" shall not be deemed to include Norman E. Alexander ("Alexander"), his spouse, any descendant of Alexander or the spouse of any such descendant, the estate of Alexander, or any trust or other similar arrangement for the benefit of Alexander or his spouse, any descendent of Alexander or the spouse of any such descendant or the estate of Alexander or any corporation or other person controlled solely by one or more of Alexander or his spouse, any descendant of Alexander or the spouse of any such descendant or the estate of Alexander through the ownership of a majority of the outstanding voting Capital Stock of such corporation or other person (collectively, the "Alexander Stockholders"); and provided, further, that there shall not be a "Change of Control" pursuant to clause (3) above so long as the Alexander Stockholders beneficially own a greater percentage of the voting power of the then outstanding Capital Stock of the Company than the Interested Stockholders.

     "Comparable Treasury Issue" means the fixed rate United States Treasury security selected by an Independent Investment Banker as having a maturity most comparable to the remaining term of the notes (and which is not callable prior to maturity) to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practices, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

     "Comparable Treasury Price" means:

          (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities"; or

          (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest or lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Consolidated Assets" means our assets, determined in accordance with GAAP and consolidated for financial reporting purposes in accordance with GAAP, such assets to be valued at book value.

     "Control" means (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ability to exercise voting power, by contract or otherwise.

     "Custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Funded Indebtedness" means all Indebtedness of us and our Restricted Subsidiaries maturing by its terms more than one year after, or which is renewable or extendible at our option for a period ending more than one year after, the date as of which Funded Indebtedness is being determined.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

     "Gabelli" means any person controlled by, or which is an Affiliated Person of, Mario Gabelli.

     "Indebtedness" means, without duplication:

          (1) all obligations in respect of borrowed money or for the deferred purchase or acquisition price of property (including all types of real, personal, tangible, intangible or mixed property) or services (excluding trade accounts payable, deferred taxes and accrued liabilities which arise in the ordinary course of business) which are, in accordance with GAAP, includible as a liability on a balance sheet consolidated for financial reporting purposes in accordance with GAAP;

          (2) all amounts representing the capitalization of rental obligations in accordance with GAAP; and

          (3) all Contingent Obligations with respect to the foregoing.

For purposes of clause (3) above, "Contingent Obligation" means, as to any person, any obligation of such person guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations ("primary obligations") of any other person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such person, whether or not contingent:

          (a) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

          (b) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor;

          (c) to purchase property, securities or services primarily for the purpose of assuring the beneficiary of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation; or

          (d) otherwise to assure or hold harmless the beneficiary of such primary obligation against loss in respect thereof;

provided, however, that the term "Contingent Obligation" shall not include the endorsement of instruments for deposit or collection in the ordinary course of business. The term "Contingent Obligation" shall also include the liability of a general partner in respect of the primary obligations of a partnership in which it is a general partner. The amount of any Contingent Obligation of a person shall be deemed to be an amount equal to the principal amount of the primary obligation in respect to which such Contingent Obligation is made.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

     "Investment Grade Rating" means (1) with respect to S&P, any of the categories from and including AAA to and including BBB- (or equivalent successor categories) and (2) with respect to Moody's, any of the categories from and including Aaa to and including Baa3 (or equivalent successor categories).

     "Issue Date" means June 5, 2003.

     "Moody's" means Moody's Investors Service, Inc. and any successor thereto which is a nationally recognized statistical rating organization.

     "Officer" means the Chairman, any Vice-Chairman, the President, any Executive or Senior Vice President, any Vice-President, the Treasurer or any Assistant Treasurer, the Secretary or any Assistant Secretary of Sequa Corporation.

     "Officers' Certificate" means a certificate signed by two of our Officers, and delivered to the Trustee.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Principal Property" means the principal manufacturing facilities owned by us or a Restricted Subsidiary located in the United States, except such as the Board, in its good faith opinion, reasonably determines is not significant to the business, financial condition and earnings of us and our consolidated Subsidiaries taken as a whole, as evidenced by a Board resolution, and except for:

          (1) any and all personal property, including, without limitation, (A) motor vehicles and other rolling stock, and (B) office furnishings and equipment and information and electronic data processing equipment;

          (2) any property financed through obligations issued by a state, territory or possession of the United States, or any political subdivision or instrumentality of the foregoing; or

          (3) any real property held for development or sale.

     "Reference Treasury Dealer" means each of Bear, Stearns & Co. Inc. and Chase Securities Inc. and their respective successors. If any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will appoint in its place another nationally recognized investment banking firm that is a Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

     "Remaining Scheduled Payments" means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date if such note were not redeemed. However, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     "Restricted Subsidiary" means any of our consolidated Subsidiaries that own any Principal Property.

     "S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto which is a nationally recognized statistical rating organization.

     "Subsidiary" of any Person means:

          (1) a corporation more than 50%, of the outstanding voting stock of which is owned, directly or indirectly, by such person or by one or more other Subsidiaries of such person or by such person and one or more Subsidiaries thereof; or

          (2) any other person (other than a corporation) in which such person, or one or more Subsidiaries of such person or such person and one or more Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policy, management and affairs thereof.

     "Treasury Rate" means an annual rate equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The semiannual equivalent yield to maturity will be computed as of the second business day immediately preceding such redemption date.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes material federal income taxes consequences of the exchange of the outstanding notes under existing federal income tax law. These consequences may change in the future, which change may be applied retroactively in a manner that could affect you adversely. This summary does not discuss all aspects of federal income taxation which may be relevant to you in light of your personal investment circumstances or if you receive special treatment under the federal income tax laws because you are a partnership or other pass-through entity, holder subject to the alternative minimum tax, expatriate, financial institution, insurance company, tax exempt organization, broker-dealer, person holding outstanding notes or exchange notes as part of "straddle," "hedge" or "conversion transaction" or foreign taxpayer. This summary does not discuss any aspects of other federal taxes or state, local or foreign tax law and assumes that you hold and will continue to hold your outstanding notes for investment as capital assets under the Internal Revenue Code of 1986. You are advised to consult your tax advisors as to the specific tax consequences of exchanging your outstanding notes, including the application and effect of federal, state, local and foreign income and other tax laws.

     An exchange of your outstanding notes for exchange notes should not be treated as an event in which gain or loss, if any, is realized for federal income tax purposes, because the terms of the exchange notes do not result in a significant modification of the terms of the outstanding notes. As a result, you should not recognize any gain or loss for federal income tax purposes if you participate in the exchange offer, and the exchange notes received in the exchange offer should be treated as a continuation of your outstanding notes surrendered in the exchange offer. You should have the same basis and holding period in your exchange notes as you had in your outstanding notes.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that for a period of up to 180 days after effectiveness of the exchange offer registration statement, or such shorter period during which broker-dealers are required by law to deliver this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. By acceptance of the exchange offer, each broker-dealer that receives exchange notes pursuant to the exchange offer hereby agrees to notify us prior to using this prospectus in connection with the sale or transfer of exchange notes, and acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in this prospectus untrue in any material respect or which requires the making of any changes in this prospectus in order to make the statements herein not misleading, which notice we agree to deliver promptly to such broker-dealer, such broker-dealer will suspend use of this prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and have furnished copies of the amended or supplemented prospectus to such broker-dealer.

     For a period of 180 days after effectiveness of the exchange offer registration statement, or such shorter period during which broker-dealers are required by law to deliver this prospectus, we will promptly upon request send additional copies of this prospectus and any amendment or supplement thereto to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of any one special counsel for the holders of the outstanding notes, other than commissions or concessions of any broker or dealers and will indemnify the holders of the outstanding notes participating in the exchange offer, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the issuance of the Notes will be passed upon for us by Cahill Gordon & Reindel LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements as of December 31, 2001 and for the years ended December 31, 2000 and 2001, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants.

     As a result of Arthur Andersen's recent conviction, Arthur Andersen is no longer in a position to reissue their audit reports or to provide consents to include financial statements reported on by them in our prospectus. The reports covering our financial statements for the 1998, 1999, 2000 and 2001 fiscal years were previously issued by Arthur Andersen and have not been reissued by them. Because Arthur Andersen has not reissued their reports and because we are unable to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen under Section 11 of the Securities Act of 1933 for material misstatements or omissions, if any, in the prospectus, including the financial statements covered by their previously issued reports. We believe that it is unlikely that you would be able to recover damages from Arthur Andersen for any claim against them.

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of December 31, 2002 and for the year then ended included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements as of December 31, 2002 and for the year then ended are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

---------------------------------------------------
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     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY
INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL DO NOT OFFER TO SELL OR ASK YOU TO BUY ANY SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT AS OF AUGUST 13, 2003.

ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Where You Can Find More
  Information.......................    i
Incorporation of Documents by
  Reference.........................    i
Forward-Looking Statements..........    i
Prospectus Summary..................    1
Risk Factors........................   13
Use of Proceeds.....................   20
Capitalization......................   21
Selected Consolidated Financial
  Data..............................   22
Unaudited Consolidated Pro Forma
  Financial Data....................   24
The Exchange Offer..................   32
Description of Exchange Notes.......   41
Certain Federal Income Tax
  Considerations....................   53
Plan of Distribution................   54
Legal Matters.......................   55
Experts.............................   55

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                                  [SEQUA LOGO]
                                     SEQUA
                                  CORPORATION
                             OFFER TO EXCHANGE ITS
                     SERIES B 8 7/8% SENIOR NOTES DUE 2008,
                           WHICH HAVE BEEN REGISTERED
                       UNDER THE SECURITIES ACT OF 1933,
                       AS AMENDED, FOR ANY AND ALL OF ITS
                     SERIES A 8 7/8% SENIOR NOTES DUE 2008
                              -------------------

                                   PROSPECTUS
                              -------------------

                                AUGUST 13, 2003
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